   As filed with the Securities and Exchange Commission on November 17, 1999
                                                     Registration No. 333-

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  -----------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                  -----------

                        GODIGITAL NETWORKS CORPORATION
            (Exact name of Registrant as specified in its charter)
                                  -----------

          California
  (prior to reincorporation)
           Delaware                             3661                          94-3240382
   (after reincorporation)          (Primary Standard Industrial           (I.R.S. Employer
 (State or other jurisdiction
              of                    Classification Code Number)         Identification Number)
       incorporation or
        organization)

                              41652 Boscell Road
                           Fremont, California 94538
                                (510) 979-2200
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                  -----------

                                T. Olin Nichols
                            Chief Financial Officer
                              41652 Boscell Road
                           Fremont, California 94538
                                (510) 979-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  -----------

                                  Copies to:

             Judith M. O'Brien, Esq.                              Nora L. Gibson, Esq.
            Alisande M. Rozynko, Esq.                           Laura M. de Petra, Esq.
                 Lior Zorea, Esq.                                 Leonard A. Ho, Esq.
         Wilson Sonsini Goodrich & Rosati                   Brobeck, Phleger & Harrison LLP
             Professional Corporation                        One Market, Spear Street Tower
                650 Page Mill Road                              San Francisco, CA 94105
               Palo Alto, CA 94304                                   (415) 442-0900
                  (650) 493-9300

                                  -----------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                  -----------

                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
                                                                Proposed Maximum
                    Title of Each Class of                          Aggregate           Amount of
                 Securities to be Registered                    Offering Price(1)   Registration Fee
- ----------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value...............................      $56,000,000           $15,568
- ----------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) Includes shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                                  -----------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 17, 1999

                                        Shares

                     [GoDigital Networks Corporation Logo]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $ and $ per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "GDNT."

  The underwriters have an option to purchase a maximum of      additional
shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" starting on page 6.

                                                           Underwriting
                                               Price to    Discounts and Proceeds to
                                                Public      Commissions   GoDigital
                                            -------------- ------------- -----------
Per Share..................................     $             $            $
Total......................................    $              $            $

  Delivery of the shares of common stock will be made on or about      , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                Robertson Stephens

                                                     U.S. Bancorp Piper Jaffray

                  The date of this prospectus is      , 2000.

                               [GO DIGITAL LOGO]

   [Graphic of GDSL-8 and GDSL-3i DSL Transmission Systems connected to icons of computers, phones and faxes. Graphic of the FDS Fiber Reach Distribution System connected to a fiber ring and two GDSL Systems.]

 . GDSL-8 DSL Transmission System Eight full-service digital access lines on one copper pair for voice and CLASS services, high-speed analog modem access, and fax services.

 . GDSL-3i DSL Transmission System Three 144 Kbps IDSL lines on one copper line.

 . FDS FiberReach Distribution System Transports multiple IDSL or digital access lines, connects with GDSL Systems.

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary .................    3
Risk Factors .......................    6
Special Note Regarding Forward
 Looking Statements ................   18
Use of Proceeds ....................   19
Dividend Policy ....................   19
Capitalization .....................   20
Dilution ...........................   21
Selected Financial Data ............   22
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   23
Business ...........................   32

                                    Page
                                    ----
Management ........................  42
Certain Relationships and Related
 Transactions .....................  51
Principal Stockholders ............  55
Description of Capital Stock.......  57
Shares Eligible for Future Sale ...  59
Underwriting.......................  61
Notice to Canadian Residents.......  63
Legal Matters......................  64
Experts............................  64
Where You May Find Additional
 Information About Us .............  64
Index To Financial Statements ..... F-1

                                 ------------

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                     Dealer Prospectus Delivery Obligation

  Until    , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information we present more fully elsewhere in this prospectus. You should read this entire prospectus carefully.

                         GoDigital Networks Corporation

   GoDigital Networks provides long-range DSL transmission systems that increase the bandwidth and performance of copper lines at very long distances from the central office. Digital Subscriber Line, or DSL, solutions enable network access providers to offer high-speed, cost-effective broadband access services over existing copper infrastructure.

   According to International Data Corporation, or IDC, an estimated 15 million or 15% of United States households in 1997 had two or more access lines and IDC estimates that as many as 34 million or 30% of United States' households will have two or more access lines by 2002. A significant number of these additional access lines are being used to access the Internet and other communications networks. According to IDC, today nearly 70 million, or 86%, of home users worldwide access the Internet via traditional analog telephone lines. The increasing demand for multiple voice and high-speed data communications access lines has created a significant market for deploying communications services to both residential and business customers.

   Historically, network access providers have not been able to meet this demand because the copper infrastructure was designed to carry only one analog voice signal per copper line. With the advent of DSL technology, network access providers have begun to leverage the capabilities of their copper infrastructure. However, traditional DSL equipment offerings have significant distance, or reach, limitations. Today, network access providers cannot offer DSL services over a copper line to locations more than 18,000 feet from a central office and as a result, we believe that network access providers are unable to offer DSL services to roughly 50% of their subscriber base. Additionally, network access providers are limited in their ability to offer multiple digital services on the same copper line. Our GoDigital DSL, or GDSL, systems enable network access providers to turn standard copper lines into high-speed digital conduits to support multiple digital access services over long distances, providing a cost-effective alternative to laying fiber or copper wire or installing other more expensive network equipment.

   Our GDSL systems facilitate high-speed access up to 25 miles from the central office over existing copper infrastructure and delivery of multiple service offerings, including 144 Kbps DSL service and digital access lines for voice, custom local-area signalling services, or CLASS, and high-speed analog modem access. Our technology allows network access providers to power their GDSL systems from the central office for a full 25 miles regardless of power availability at a particular location and enables multiple drop off points along the transmission route. The GoDigital Full-Service Distribution System, or FDS, transports multiple IDSL lines and digital access lines to multiple drop off points along 40 Mbps fiber rings of up to 150 miles. The ease of installation and interoperability of our systems allow our customers to rapidly deploy multiple new services on one copper line. Our GDSL and FDS systems are weather hardened for outside plant deployment and are NEBS Level 3 compliant. Our FDS systems, when used in combination with our GDSL systems, allow the flexibility to deliver services to virtually any location within the network access provider's service area.

   Our business strategy is to be the leading provider of long-range DSL transmission systems that enable network access providers to cost-effectively offer multiple DSL-based services to all business and residential subscribers regardless of distance from the central office. To implement our strategy, we intend to leverage our early market acceptance by our over 60 customers, including ALLTEL, Frontier, GTE, TELUS and US West to extend our market share and become the leading supplier of cost-efficient, long-range DSL transmission solutions. We intend to continue to develop scalable access solutions focused on satisfying the increasing demand for higher bandwidths and more digital access lines to virtually any point on the network. We are focused on continuing to develop strategic relationships with DSL central office and customer located equipment vendors to extend the range of their existing DSL solutions, thereby expanding their market opportunity.

   We were incorporated in February 1996 in California. We intend to reincorporate in Delaware prior to the completion of this offering. Our principal executive offices are located at 41652 Boscell Road, Fremont, California 94538, and our telephone number is (510) 979-2200. Our web site is located at "www.godigital.com." Information contained on our web site does not constitute a part of this prospectus.

   GODIGITAL(R) and GDSL(R) are registered trademarks of GoDigital. We own rights to other unregistered marks. This prospectus also makes reference to trademarks of other companies, which are their property.

                                  The Offering

 Common stock offered.......................      shares

 Common stock to be outstanding after this
  offering..................................      shares

 Use of proceeds............................ General corporate purposes, including working capital, capital expenditures, and
                                             potential acquisitions.

 Proposed Nasdaq National Market symbol..... GDNT

- ----------------------

   The above table is based on shares outstanding as of September 30, 1999. This table excludes:

  . 2,150,600 shares issuable upon exercise of stock options outstanding as of September 30, 1999 under our stock option plan with a weighted average exercise price of $0.71 per share; and

  . 12,160,000 shares reserved for future issuance under our stock option and employee stock purchase plans (including amounts authorized for issuance subsequent to September 30, 1999).

   You should be aware that our fiscal year ends on the Sunday closest to March 31; thus, a reference to "fiscal 1999", for example, is the fiscal year ended March 28, 1999. For the purposes of presentation, we have indicated that the accounting year ends March 31, or the month-end for interim quarterly periods. In addition, except as otherwise indicated, information in this prospectus reflects the following:

  . a two-for-one stock split of the common stock to be effected prior to the closing of this offering;

  . that each outstanding share of Series A, Series B, Series C and Series E preferred stock will convert into two shares of common stock immediately prior to the closing of this offering after giving effect to the two-for-one stock split;

  . that each outstanding share of Series D preferred stock will convert into approximately 2.8 shares of common stock immediately prior to the closing of this offering after giving effect to the two-for-one stock split;

  . that the underwriters' over-allotment option will not be exercised; and

  . that we will file our restated certificate of incorporation prior to the closing of this offering.

                         Summary Financial Information
                     (in thousands, except per share data)

                             February 9,                       Six Months
                                1996     Fiscal Year Ended        Ended
                             (inception) ------------------  ----------------
                               through                        Sept.    Sept.
                              Mar. 31,   Mar. 31,  Mar. 31,    30,      30,
                                1997       1998      1999     1998     1999
                             ----------- --------  --------  -------  -------
                                                               (unaudited)
Statement of Operations
 Data:
Net revenues................   $   --    $   --    $ 8,768   $ 1,050  $11,738
Cost of revenues............       --        --      5,085     1,269    8,618
Gross margin................       --        --      3,683      (219)   3,120
Loss from operations........    (3,012)   (5,226)   (3,546)   (2,869)  (4,595)
Net loss....................    (2,953)   (5,134)   (3,611)   (2,888)  (4,609)
Net loss per share:
  Basic and diluted.........   $ (5.17)  $ (3.60)  $ (1.52)  $ (1.40) $ (1.40)
                               =======   =======   =======   =======  =======
  Weighted average shares ..       572     1,427     2,377     2,070    3,292
                               =======   =======   =======   =======  =======
Pro forma net loss per
 share:
  Basic and diluted.........                       $ (0.24)           $ (0.27)
                                                   =======            =======
  Weighted average shares...                        15,028             16,923
                                                   =======            =======

                                                      At September 30, 1999
                                                  -----------------------------
                                                                     Pro Forma
                                                  Actual  Pro Forma As Adjusted
                                                  ------- --------- -----------
                                                           (unaudited)
Balance Sheet Data:
Cash and cash equivalents........................ $ 2,668  $2,668      $
Working capital..................................   3,382   3,382
Total assets.....................................  19,180  19,180
Long-term obligations, less current portion......     208     208
Total stockholders' equity.......................   9,978   9,978

   See note 1 of notes to the financial statements for an explanation of the determination of the number of shares used in computing diluted net loss per share.

   The pro forma numbers reflect the conversion of all outstanding shares of our preferred stock into 14,470,282 shares of common stock effective automatically upon the closing of this offering.

   The pro forma as adjusted amounts reflect the sale of            shares of
common stock in this offering at an assumed initial public offering price of
$      per share and the application of the net proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus including the discussions in "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as our financial statements and the accompanying notes before purchasing our common stock. Investing in our common stock involves a high degree of risk. The risks described below are intended to highlight risks that are specific to us and are not the only ones we face. Additional risks and uncertainties, such as those that generally apply to our industry or to companies undertaking initial public offerings, may also impair our business operations. Risks and uncertainties, in addition to those we describe below, that are presently not known to us or that we currently believe are not material, may subsequently become material and may also impair our financial condition. If any of the following risks actually occur, our business, results of operations and financial condition would suffer. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

We have a history of losses, expect future losses and may not achieve or sustain profitability

   As of September 30, 1999, we have incurred accumulated losses of $16.3 million since our inception and may continue to incur net losses in the future. We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will need to generate significantly higher revenues to achieve and sustain profitability on an annual basis. We incurred net losses of approximately $3.0 million from inception through March 31, 1997, approximately $5.1 million for fiscal year 1998 and approximately $3.6 million for fiscal year 1999. Although our revenue has grown in recent quarters, on a year to year basis, we cannot be certain that our revenue growth will continue at the same rate as our historical growth, or that we will realize sufficient revenues to achieve and sustain profitability.

We have a limited operating history and, as a result, it is difficult to predict our future results of operations

   We commenced operations in April 1996, and began shipping our GDSL systems during the first quarter of fiscal 1999. We acquired the FDS product line from E/O Networks in July 1999 and have generated only limited revenues from the sales of these systems. Due to our limited operating history, it is difficult or impossible for us to predict future results of operations and you should not expect future revenue growth rates to be comparable to our recent revenue growth rates. In addition, we believe that comparing different periods of our operating results is not meaningful, and you should not rely on the results for any period as an indication of our future performance. Investors in our common stock must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in rapidly evolving markets such as the communications equipment industry. Some of the specific risks we face are discussed in more detail throughout this Risk Factors section.

A number of factors could cause our operating results to fluctuate significantly and cause our stock price to be volatile

   Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Some of the factors that could affect our quarterly or annual operating results include:

  . the timing and amount of, or cancellation or rescheduling of, orders for our systems, particularly large orders from our key customers;

  . our ability to develop, introduce, ship and support new products and enhancements and manage product transitions;

  . our ability to attain and maintain production volumes and quality levels for our systems;

  . announcements, new product introductions and reductions in the price of products offered by our competitors;

  . changes in our pricing policies or the pricing policies of our competitors;

  . our ability to obtain sufficient supplies of sole- or limited-source components for our systems;

  .  changes in the prices of our components;

  . growth and demand for multiple digital access communications infrastructure; and

  .  continued growth of the Internet as a widespread communications medium.

   Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue for any reason could cause significant variations in our operating results from quarter to quarter and could result in greater than anticipated operating losses. If our quarterly or annual operating results do not meet the expectations of securities analysts and investors, the trading price of our common stock could decline.

We derive almost all of our revenues from a small number of customers and our revenues may decline significantly if any major customer cancels or delays a purchase of our systems

   We currently sell our systems predominantly to incumbent local exchange carriers. Aggregate sales to our largest customer, GTE, accounted for approximately 89.8% of our net revenues for the fiscal year ended March 31, 1999. Aggregate sales to GTE and TELUS Communications accounted for approximately 64.1% and 17.5% of our net revenues, respectively, for the six months ended September 30, 1999. We expect to continue to derive a substantial portion of revenue from GTE, TELUS and a limited number of other customers in the foreseeable future. These and other customers tend to be significantly larger than us and are able to exert a high degree of influence over us. They have significant bargaining power and may demand lower prices and other preferential terms. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend on our largest customers and, in particular:

  . our ability to develop and manage our relationships with these customers in order to meet their product requirements;

  . the timing, size and terms of future purchase orders from these customers and our ability to deliver on these orders;

  .  the spending budgets of these customers; and

  . the success of the services provided by our customers that utilize our systems.

   In addition, we may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products and enhancements or our inability to introduce competitive new products may cause these customers to forego purchases of our products and purchase those of our competitors. The loss of any one of our major customers or the delay of significant orders from these customers, even if only temporary, could, among other things, reduce or delay our recognition of revenues and reduce our ability to accurately predict cash flow, and, as a consequence, seriously harm our business, results of operations and financial condition.

Substantially all of our revenues are derived from sales of a small number of systems and depend on their widespread market acceptance

   We currently derive substantially all of our revenues from the sale of our GDSL and FDS systems, and we expect this product concentration to continue for the foreseeable future. The market may not continue to demand our current systems, and we may not be successful in developing and marketing any new or enhanced products. Any reduction in the demand for our current systems, or our failure to successfully develop, market and introduce new or enhanced products could materially harm our business. In particular, we recently acquired the FDS product line and cannot be certain that we will successfully market and sell these systems. Additional factors that could affect sales of our current or new or enhanced products include:

  .  the demand for DSL technology and solutions;

  . the continued growth of the Internet as a widespread communications medium;

  .  the availability and price of competing products and technologies;

  .  the performance, price and total cost of ownership of our products;

  . our successful development, introduction and market acceptance of new and enhanced products that address customer requirements;

  . the success and development of our distributors and direct sales channels; and

  .  technological changes.

Our success depends on our ability to develop products and product enhancements that will achieve market acceptance as well as meet significant industry regulations and standards

   The communications market is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, new communications infrastructure equipment and evolving offerings by network access providers. We believe our future success will depend, in part, on our ability to anticipate and adapt to these changes and to offer, on a timely basis, products that meet customer demand. In particular, our products need to successfully address the increased bandwidth demands of end-users. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Our inability to develop on a timely basis new products or enhancements to existing products, or the failure of these new products or enhancements to achieve market acceptance, could result in a reduction in the amounts of our products sold or slow the growth of adoption of our products, which could harm our business, results of operations and financial condition.

   In addition, the market for our products is characterized by the need to meet a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. In order to meet the requirements of our customers, our products may be required to comply with various regulations and standards established by the Federal Communications Commission, or the FCC, the Underwriters Laboratories, the Canadian Standards Association, Bell Communications Research and our customers. Failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could delay the introduction of our products. Moreover, enactment by federal, state or foreign governments of new laws or regulations, changes in the interpretation of existing laws or regulations, or a reversal of the trend toward deregulation in the telecommunications industry could seriously harm our customers, and thereby harm our business, results of operations and financial condition.

Because our systems are complex and are deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business

   Our highly complex systems are deployed in extensive, complicated communications networks. As a result, our systems can only be fully tested when deployed in the field. To date, customers have only deployed our systems on a limited basis. Consequently, our customers may discover errors or defects in our hardware or software after our systems have been deployed in the field. For example, during the summer of 1999, there was a series of lightning storms throughout the midwest region of the United States and Texas. Our customers experienced some GDSL-8 system failures because of these lightning storms. Although our systems were developed in compliance with the Telcordia (Bellcore) specifications, we have found that the Telcordia specifications for lightning resistance were inadequate in some circumstances. As a result, we redesigned our products to better withstand sudden surges in power levels whether as a result of lightning storms, or otherwise. In connection with this product update program, we recorded an expense of $2.9 million which was charged to cost of revenues in the three month period ended September 30, 1999. In addition, because of the nature of the services they offer, network access providers require extremely reliable products. Consequently, if we are unable to fix errors or other problems that may be identified in full deployment, we could experience:

  .  loss of, or delay, in revenues and loss of market share;

  .  loss of customers;

  .  failure to achieve market acceptance of our systems;

  .  diversion of development resources;

  .  increased service and warranty costs;

  .  legal actions by our customers; and

  .  increased insurance costs.

   Any of the above described factors could harm our business, results of operations and financial condition.

Customer product liability claims based on errors in our software or defects in material or labor could result in costly litigation and product returns

   Our systems have in the past contained, and may in the future contain, undetected or unresolved errors or defects when first introduced or as enhancements are released. Despite extensive testing, errors, defects or failures may be found in our current or future products or enhancements after commencement of commercial shipments. Our products are designed to provide critical communications services, and therefore, we may receive significant liability claims if any errors, defects or failures are found in our systems. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims resulting from a defect in one of our products. Although we maintain product liability insurance covering certain damages arising from implementation and use of our products, our insurance may not cover any claims sought against us. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, these claims, whether or not successful, could seriously damage our reputation and our business, results of operations and financial condition.

The long sales cycle for our systems, as well as our expectation that customers will sporadically place large orders with short lead times, may cause revenues and operating results to vary significantly from quarter to quarter

   A customer's decision to purchase our systems may involve a significant commitment of its resources and a lengthy evaluation and product qualification process, often taking up to one year. Throughout the sales cycle, we often spend considerable time educating and providing information to prospective customers regarding the use and benefits of our systems. The length of the approval process can vary and is affected by a number of factors, including customer priorities, customer budgets and regulatory issues affecting network access providers. Delays in the product approval process or the failure to receive approval could seriously harm our business, results of operations and financial condition.

   Even after making the decision to purchase, our customers tend to deploy our systems slowly and deliberately. Timing of deployment can vary widely and depends on:

  . the size of the network deployment;

  . the complexity of the customer's network environment;

  . the degree of hardware and software configuration necessary to deploy our systems;

  . our vendor delivery times;

  . our ability to ship adequate volume of our systems in a timely manner;
    and

  . changes in customer demand.

   Customers with large networks usually expand their networks in large increments on a periodic basis. Accordingly, we may receive purchase orders for significant dollar amounts on an irregular basis. Because of our limited operating history, we cannot predict these sales cycles. These long cycles, a delay in, or cancellation of, the sale of our products or our expectation that customers will tend to sporadically place large orders with short lead times, may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter.

Competition within the communications equipment market is intense and includes numerous established competitors who may enter our segment of the market at any time; in addition, future consolidation in the communications equipment industry may increase competition

   We provide communications systems that enable network access providers to extend their service offerings up to 25 miles from their central offices. We currently compete directly with privately held companies that offer long-range DSL-based products. However, many large communication equipment vendors, such as Alcatel, Cisco Systems, Lucent Technologies, and Nortel Networks, may, either through internal development or through acquisitions of competitive businesses or technologies, develop systems that compete directly with ours. These potential competitors have substantially greater name recognition along with larger technical, financial and marketing resources. We cannot assure you that we will have the financial resources, technical expertise or marketing, distribution and support capabilities to compete successfully against these companies. Competitive pressures from existing or new competitors in our market could harm our business, results of operations and financial condition in the following ways:

  .  reduce demand for our systems;

  .  cause delays or cancellations of customer orders;

  .  cause us to reduce prices on our existing systems; or

  .  increase our expenses.

   In addition, the markets in which we compete are characterized by increasing consolidation as exemplified by the acquisition of Ascend Communications by Lucent Technologies and Diamond Lane Communications by Nokia. We cannot predict with certainty how industry consolidation will affect us or our existing or potential competitors. We may not be able to compete successfully in an increasingly consolidated industry. Increased consolidation in our industry, including consolidation of strategic third parties with whom we currently have relationships, could require us to reduce the prices of our products, increase our costs, or result in our loss of market share, which would seriously harm our business, results of operations and financial condition.

We may not be able to produce sufficient quantities of our systems because we obtain certain key components from, and depend on, certain sole-source suppliers; if we are unable to obtain these sole-source components, we would not be able to ship our systems in a timely manner and our strategic relationships with our customers would be detrimentally affected

   Although we generally use standard parts and components for our systems, several key components are purchased from sole- or single-source vendors for which alternative sources are not currently available. We presently purchase several key components from vendors for which there are currently no substitutes, including certain semiconductors from Conexant Systems, Lucent Microelectronics, and Xilinx. We are evaluating alternate source vendors for each of these key components, but any alternate vendor may not meet our quality standards or volume requirements for components. In addition, any of our sole-source suppliers may:

  .  enter into exclusive arrangements with our competitors;

  . stop selling their products or components to us at commercially reasonable prices; or

  .  refuse to sell their products or components to us at any price.

   In the event of a reduction or interruption of supply of any sole-sourced components, we would be forced to locate an alternative source of supply. If we were able to locate an alternative source of supply, as much as six months could be required before we would begin receiving adequate supplies from these suppliers. It is possible, however, that an alternative source may not be available for us, or may not be in a position to satisfy our production requirements at acceptable prices and on a timely basis, if at all. The manufacture of our single- or sole-source components is extremely complex, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, which could negatively impact cost and timely delivery of our systems. Furthermore, additional sole-source components may be incorporated into our future products thereby increasing our sole-source supplier risks.

   If we are unable to obtain sufficient quantities of sole-source components, or if there is a degradation in the quality of these components, or if any of our sole-source manufacturers delay or halt production of these components and we are unable to develop alternative sources for these components on a timely basis, our business, results of operations and financial condition would be seriously harmed.

Changes affecting the communications industry could reduce demand for our systems or negatively impact our results of operations

   Any changes to legal requirements relating to the communications industry, including the adoption of new regulations by federal or state regulatory authorities under current laws or any legal challenges to existing laws or regulations relating to the communications industry could reduce the demand for our systems. Moreover, our distributors or network access providers' customers may require, or we may otherwise deem it necessary or advisable, that we modify our systems to address actual or anticipated changes in the regulatory environment. Our inability to modify our systems or address any regulatory changes could seriously harm our business, results of operations and financial condition.

If we are unable to obtain additional capital to fund our operations when needed, we may not be able to develop or enhance our systems, take advantage of future opportunities or respond to competitive pressures which would harm our business

   We expect to use the net proceeds of this offering primarily to continue to invest in product development, to expand our sales and marketing activities and to make capital expenditures. We believe that these proceeds, together with our existing capital resources, will be sufficient to meet our capital requirements for at least the next twelve months. However, our capital requirements depend on several factors, including the rate of market acceptance of our systems, the ability to expand our client base, the rate of growth of our sales and marketing expenses, and other factors. If capital requirements vary significantly from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, stockholders may experience additional dilution. These equity securities may also have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, these securities would have rights, preferences and privileges senior to holders of common stock and the term of this debt could impose restrictions on our operations. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could seriously harm our business, results of operations and financial condition.

Our intellectual property protection may be inadequate to protect our proprietary rights, and claims against us alleging our infringement of a third party's intellectual property could result in significant expense and in our loss of significant rights

   We regard our systems, services and technology as proprietary. We attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our systems, services or technology without authorization, or to develop similar technology independently.

   We currently have one issued patent, four pending formal patent applications, and three pending provisional applications in the United States. We intend to prepare additional applications and to seek patent protection for our systems and services. These patents may not be issued to us. If issued, they may not protect our intellectual property from competition. Competitors could seek to design around or invalidate these patents.

   Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. The steps that we have taken may not prevent misappropriation or infringement of our technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs, produce unfavorable rulings or judgments, and divert management attention and resources, which would seriously harm our business, results of operations and financial condition.

   The communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could seriously harm our business, results of operations and financial condition. In addition, in some of our agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. As the number of entrants in our market increases and if the functionality of our systems is enhanced and if our systems overlap with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a serious negative impact on our operating results. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Legal action claiming patent infringement may be commenced against us. We cannot assure you that we would prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a claim against us were to be successful and we could not obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our systems to avoid infringement, our business, results of operations and financial condition would be seriously harmed.

We must substantially expand our direct and indirect sales operations and our customer service and support organization in order to increase market awareness and sales of our systems

   Our systems and services require a significant sales effort targeted at several key people within each of our prospective customers' organizations. This sales effort requires the efforts of select personnel as well as specialized system and field engineers. We have recently expanded our direct sales force and plan to hire additional qualified sales personnel and system and field engineers. We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel, system and field engineers and customer service and support personnel we need. In addition, we believe that our future success is dependent upon establishing successful relationships with a variety of distribution partners. We have entered into agreements with only a small number of distribution partners. We cannot be certain that we will be able to reach agreement with additional distribution partners on a timely basis or at all, or that our distribution partners will devote adequate resources to selling our systems. In addition, some of our distribution partners also sell products that compete with ours. If we are unable to expand our direct and indirect sales operations and our customer support organization, we may not be able to increase market awareness or sales of our systems, which may prevent us from achieving and maintaining profitability.

If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience manufacturing delays

   Currently, we do not have long-term contracts with Eltech Electronics and our other outsource manufacturers. These companies are not obligated to manufacture our products for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We provide forecasts of our demand to our outsource manufacturers up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, our outsource manufacturers may have excess inventory, which would increase our costs. If we underestimate our requirements, our outsource manufacturers may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We also may experience shortages of certain components from time to time, which could delay the manufacturing of our products.

We continue to rapidly and significantly expand our operations, and our failure to manage growth could harm our business and adversely affect our results of operations and financial condition

   We have rapidly and significantly expanded our operations, including the number of our employees, the geographic scope of our activities and our product offerings. We expect that further significant expansion will be required to address potential growth in our customer base and market opportunities. Any failure to manage growth effectively could harm our business and adversely affect our results of operations and financial condition. We cannot assure you that we will be able to do any of the following, which we believe are essential to successfully manage the anticipated growth of our operations:

  . improve our existing and implement new operational, financial and management information controls, reporting systems and procedures;

  .  hire, train and manage additional qualified personnel;

  .  expand and upgrade our core technologies; and

  . effectively manage multiple relationships with our customers, suppliers and other third parties.

   In the future, we may also experience difficulties meeting the demand for our products. The installation and use of our products require training. If we are unable to provide training and support for our products, more time may be necessary to complete the implementation process and customer satisfaction may be adversely affected. In addition, our suppliers may not be able to meet increased demand for our products. We cannot assure you that our systems, procedures or controls will be adequate to support the anticipated growth in our operations.

We depend on our key personnel to manage our business effectively in a rapidly changing market and if we are unable to hire additional personnel, our ability to manage our business could be harmed

   Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing and support personnel. None of our officers or key employees is bound by an employment agreement for any specific term. We also intend to hire a significant number of engineering, sales, marketing and support personnel in the future, and we believe our success depends, in large part, upon our ability to attract and retain these key employees. Competition for these persons is intense, especially in the San Francisco Bay Area. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products.

Our stock price could fluctuate widely in response to various factors, many of which are beyond our control

   The trading price of our common stock is likely to be highly volatile. Our stock price could fluctuate widely in response to factors such as the following:

  . actual or anticipated variations in quarterly operating results;

  . announcements of new customers, products or services by us or our competitors or new competing technologies;

  . changes in financial estimates or recommendations by securities analysts;

  . conditions or trends in the telecommunications industry, including regulatory developments;

  . growth of the Internet and electronic commerce industries;

  . announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . future equity or debt offerings or our announcements of these offerings;

  . general market and general economic conditions; and

  . other events or factors, many of which are beyond our control.

   In addition, in recent years the stock market in general, the Nasdaq National Market and the market for communications and technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These market and industry factors may negatively impact our stock price, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against these companies. Litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would seriously harm our business, results of operations and financial condition.

We may engage in future acquisitions that could dilute our stockholders, cause us to incur debt and assume contingent liabilities

   As part of our business strategy, we expect to review acquisition prospects that could complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway with respect to any acquisitions, we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could issue equity securities that would dilute current stockholders' percentage ownership, incur substantial debt, or assume contingent liabilities. Any acquisitions by us could seriously harm our results of operations and/or the price of our common stock. Acquisitions also entail numerous risks, including:

  . difficulties in assimilating acquired operations, technologies or products;

  . unanticipated costs associated with the acquisition;

  . acquisition-related charges and the amortization of acquired technology and other intangibles could negatively affect our reported results of operations;

  . diversion of management's attention from other business concerns;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks of entering markets in which we have no or limited prior experience; and

  . potential loss of key employees of acquired organizations.

   We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could seriously harm our business, results of operations and financial condition.

Management may apply the proceeds of this offering to uses that do not result in an increase in our profits or market value

   Our management will have considerable discretion in the application of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for general corporate purposes in ways with which our stockholders do not agree or in ways that do not increase our results of operations or our market value. Pending application of the net proceeds, the proceeds may be placed in investments that do not produce income or that lose value.

Insiders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control and other actions, and such control could negatively impact our stock price or lessen any premium over market price that an acquirer might otherwise pay

   We anticipate that the executive officers, directors and entities affiliated
with them will, in the aggregate, beneficially own approximately   % of our
outstanding common stock following the completion of this offering or   % if
the underwriters' option is fully exercised. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership may delay or prevent a beneficial merger or discourage a potential acquirer. This level of control could adversely affect our stock's market price or lessen any premium over market price that an acquirer might otherwise pay. See "Principal Stockholders."

Certain provisions of our charter documents may make acquiring control of our company more difficult for a third party, which could negatively impact our stock's market price or lessen any premium over market price that an acquirer might otherwise pay

   Our charter documents contain provisions providing for a classified board of directors, eliminating cumulative voting in the election of directors, restricting our stockholders from acting without a meeting and other provisions. See "Description of Capital Stock." These provisions may make certain corporate actions more difficult and might delay or prevent a change in control and therefore limit the price the new investors will pay for our stock. Further, the board of directors may issue up to 1,000,000 new shares of preferred stock with certain rights, preferences, privileges and restrictions, including voting rights, without any vote by our stockholders. Our existing stockholders may be negatively impacted by the rights of this preferred stock. New preferred stock might also be used to make acquiring control more difficult. We have no current plans to issue shares of preferred stock. We will also indemnify officers and directors against losses incurred in legal proceedings to the broadest extent permitted by Delaware law.

You will immediately experience substantial dilution in net tangible book value when you initially purchase our common stock

   Because our common stock has in the past been sold at prices substantially less than the initial public offering price that you will pay, investors purchasing stock in this offering will incur substantial and immediate dilution
in net tangible book value of $        per share at the assumed initial public
offering price of $      . To the extent that currently outstanding options are
exercised, there will be further dilution in net tangible book value. See "Dilution" for a definition of the term "net tangible book value" and further explanation of this risk.

There are substantial shares of common stock eligible for future sale, and such sales may depress our stock price

   After this offering, we will have outstanding             shares of common
stock. See "Capitalization" for a discussion of the shares included in and
excluded from this number. The           shares sold in this offering will be
freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale, assuming the effectiveness of certain lock-up arrangements under which the stockholders have agreed not to sell or otherwise dispose of their shares of common stock, in the public market as follows:

   Number of Shares   Date of Availability for Sale
   ----------------   -----------------------------
   0................. (date of this prospectus)
   0................. (90 days after the date of this prospectus)
   [ ]............... (after 180 days following the date of this prospectus);
                      and the remaining shares at various times thereafter upon
                      the expiration of one-year holding periods

   If our stockholders sell substantial amounts of common stock in the public market, including shares issuable upon the exercise of outstanding options, the market price of our common stock could fall. In addition, the sale of shares by our stockholders could impair our ability to raise capital through the sale of additional stock. See "Shares Eligible for Future Sale" and "Underwriting."

Our securities have no prior market, and our stock price may decline after the offering

   Before this offering, there has not been a public market for our common stock and an active public market for our common stock may not develop or be sustained after this offering. If an active public market for our common stock does not develop, the liquidity of your investment may be limited, and our stock price may fluctuate or decline below our initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. See "Underwriting" for a discussion of the factors that will be considered in determining the initial public offering price.

Our failure or the failure of our key suppliers and customers to be Year 2000 compliant would harm our business.

   Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly.

   Although we cannot predict with any certainty what adverse effects we may suffer from Year 2000 compliance issues, possible effects include:

  . disruption in basic services such as water, electricity and telephone, any of which could require us to close or substantially reduce the level of activity at our facilities until service returns to normal;

  . disruption in the supply of components and manufactured goods from our component suppliers and contract manufacturers if they experience disruptions in the delivery of basic services;

  . disruptions in our ability to ship and receive goods if third-party transportation and delivery providers experience disruptions in their operations; and

  . delays in receiving accurate management information from our internal accounting and management systems.

   We believe our internal systems are substantially Year 2000 compliant. However, we currently have no contingency plan to address potential interruptions in the operation of our internal systems or those of third parties upon whom we depend as a result of Year 2000 noncompliance.

   We may face claims based on Year 2000 issues arising from the integration of multiple products within an overall network. We may also experience reduced sales of our products as potential customers reduce their budgets for network equipment and network services due to increased expenditures on their own Year 2000 compliance efforts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following:

  . anticipated development and release of new products;

  . anticipated sources of future revenues;

  . anticipated product return rates;

  . future third party manufacturing arrangements;

  . anticipated expenditures for research and development, sales and marketing and general and administrative expenses;

  . the adequacy of our capital resources to fund our operations; and

  . our assessment of our readiness to address, and risks relating to, year
    2000 issues.

   These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform our prior statements to actual results.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $       million from
the sale of the        shares of common stock or approximately $       million
if the underwriters' over-allotment option is exercised in full, at an assumed
initial public offering price of $       per share, after deducting
underwriting discounts and commissions and estimated offering expenses.

     We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, and capital expenditures. The amounts we actually expend for working capital and other purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. We may also use a portion of the net proceeds to acquire products, technologies or businesses that are complementary to our current and future business and product lines. We currently have no commitments or agreements and are not involved in any negotiations with respect to any acquisition transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our actual capitalization as of September 30, 1999 on the following:

  . on an actual basis;

  . on a pro forma basis to give effect to the conversion of all shares of preferred stock into 14,470,282 shares of common stock effective automatically upon the closing of this offering; and

  . on pro forma as adjusted basis to give effect to the sale of shares of common stock at an assumed initial offering price of $ per share (less underwriting discounts and commissions and estimated offering expenses).

   You should read this table in conjunction with our financial statements and the accompanying notes, Selected Financial Data, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

                                                       September 30, 1999
                                                           (unaudited)
                                                    ---------------------------
                                                                         Pro
                                                                Pro    Forma As
                                                     Actual    Forma   Adjusted
                                                    --------  -------  --------
                                                         (in thousands)
Long-term obligations, less current portion........ $    208  $   208   $ 208


Stockholders' equity:
  Preferred stock, $0.001 par value: 7,837,750
   authorized, 7,058,863 issued and outstanding
   (actual); 7,837,750 authorized, no shares issued
   and outstanding (pro forma); 1,000,000
   authorized, no shares issued and outstanding
   (pro forma as adjusted) ........................        8      --      --
  Common stock, $0.001 par value: 40,000,000
   authorized, 6,029,292 issued and outstanding
   (actual); 40,000,000 authorized, 20,499,574
   issued and outstanding (pro forma); 100,000,000
   authorized,       shares issued and outstanding
   (pro forma as adjusted).........................        6       20
Additional paid-in capital.........................   41,251   41,245
Notes receivable from stockholders.................   (2,325)  (2,325)
Deferred stock compensation........................  (12,655) (12,655)  (    )
Accumulated deficit................................  (16,307) (16,307)  (    )
                                                    --------  -------   -----
  Total stockholders' equity.......................    9,978    9,978
                                                    --------  -------   -----
    Total capitalization........................... $ 10,186  $10,186   $
                                                    ========  =======   =====

- -----------------------
   The number of shares of common stock outstanding after this offering excludes the following:

  . 2,150,600 shares issuable upon exercise of outstanding stock options as of September 30, 1999 with a weighted average exercise price of $0.71 per share; and

  . 12,160,000 shares reserved for issuance under our 1996 Stock Plan and 1999 Employee Stock Purchase Plan (including amounts authorized for issuance subsequent to September 30, 1999).

                                    DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock after this offering. In the table below, we have calculated net tangible book value per share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock. Our pro forma net tangible book value as of September 30, 1999 was $5.6 million or $0.27 per share of common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock offered hereby (at an assumed public offering price of $ per share (less underwriting discounts and commissions and estimated offering expenses), our pro forma net tangible book value as of September 30, 1999 would have been $ or approximately $ per share. This represents an immediate increase in net tangible book value of $ per share to existing stockholders and an immediate dilution in net tangible book value of $ per share to new investors, or approximately % of the initial public offering price of $ per share. The following table illustrates this per share dilution:

   Assumed initial public offering price per share.............        $
     Pro forma net tangible book value per share at September
      30, 1999................................................. $ 0.27
     Increase per share attributable to this offering.......... $
                                                                ------
   Pro forma as adjusted net tangible book value per share
    after this offering........................................        $
                                                                       -------
   Dilution per share to new investors.........................        $
                                                                       =======

   The following table shows on a pro forma basis after giving effect to this offering, based on an assumed initial public offering price of $ per share, as of September 30, 1999, the differences between the existing holders of common stock and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting the underwriting discounts and commissions and estimated offering expenses:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing stockholders..  20,499,574       % $25,797,000       %     $0.79
   New investors..........
                            ----------  -----  -----------  -----
     Total................              100.0% $            100.0%
                            ==========  =====  ===========  =====

   The foregoing discussion and table are based on the number of shares of common stock outstanding after this offering excludes the following:

  . 2,150,600 shares issuable upon exercise of outstanding stock options as of September 30, 1999 with a weighted average exercise price of $0.71 per share; and

  . 12,160,000 shares reserved for issuance under our 1996 Stock Plan and 1999 Employee Stock Purchase Plan (including amounts authorized for issuance subsequent to September 30, 1999).

   To the extent any of these options are exercised or our employees purchase our shares under our 1999 Employee Stock Purchase Plan, there will be further dilution to investors. See "Capitalization," "Management--Stock Plans," "Description of Capital Stock" and note 6 of notes to financial statements.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and are qualified by reference to the financial statements and notes thereto appearing elsewhere in this prospectus. The statement of operations data set forth below for the years ended March 31, 1997, 1998, and 1999, and the balance sheet data at March 31, 1998 and 1999 are derived from, and are qualified by reference to, the financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The balance sheet data as of March 31, 1997 are derived from financial statements not included in this prospectus. The statement of operations data for the six months ended September 30, 1998 and 1999 and the balance sheet data as of September 30, 1999 are derived from unaudited financial statements included in this prospectus. In the opinion of management, these unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and contain all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the financial results and position for the indicated periods and dates. The historical results are not necessarily indicative of results to be expected for any future period.

                                February 9,   Fiscal Year       Six Months
                                   1996          Ended             Ended
                                (inception) ----------------  ----------------
                                  through    Mar.     Mar.     Sept.    Sept.
                                 Mar. 31,     31,      31,      30,      30,
                                   1997      1998     1999     1998     1999
                                ----------- -------  -------  -------  -------
                                   (in thousands, except per share data)
Statement of Operations Data:
Net revenues...................   $   --    $   --   $ 8,768  $ 1,050  $11,738
Cost of revenues...............       --        --     5,085    1,269    8,618
                                  -------   -------  -------  -------  -------
Gross margin...................       --        --     3,683     (219)   3,120
Operating expenses:
  Research and development.....     2,395     3,398    2,785    1,391    2,188
  Sales and marketing..........       242     1,213    2,213      936    1,986
  General and administrative...       375       615      976      323    1,296
  Stock compensation...........       --        --     1,255      --     1,607
  Write-off of in-process
   research and development....       --        --       --       --       638
                                  -------   -------  -------  -------  -------
    Total operating expenses...     3,012     5,226    7,229    2,650    7,715
                                  -------   -------  -------  -------  -------
Loss from operations...........    (3,012)   (5,226)  (3,546)  (2,869)  (4,595)
Other income (expense), net....        59        92      (65)     (19)     (14)
                                  -------   -------  -------  -------  -------
Net loss.......................   $(2,953)  $(5,134) $(3,611) $(2,888) $(4,609)
                                  =======   =======  =======  =======  =======
Net loss per share:
Basic and diluted..............   $ (5.17)  $ (3.60) $ (1.52) $ (1.40) $ (1.40)
                                  =======   =======  =======  =======  =======
Weighted average shares........       572     1,427    2,377    2,070    3,292
                                  =======   =======  =======  =======  =======
Pro forma net loss per share:
  Basic and diluted............                      $ (0.24)          $ (0.27)
                                                     =======           =======
  Weighted average shares......                       15,028            16,923
                                                     =======           =======

                                        Mar. 31, Mar. 31,  Mar. 31,  Sept. 30,
                                          1997     1998      1999      1999
                                        -------- --------  --------  ---------
                                                   (in thousands)
Balance Sheet Data:
Cash and cash equivalents..............  $2,036  $ 3,578   $  2,595  $  2,668
Working capital........................   2,095    3,915      4,355     3,382
Total assets...........................   3,284    5,772      8,362    19,180
Long-term obligations, less current
 portion...............................     540      567        424       208
Accumulated deficit....................  (2,953)  (8,087)   (11,698)  (16,307)
Total stockholders' equity.............   2,419    4,458      5,175     9,978

   See note 1 of notes to financial statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with our financial statements and notes thereto, as well as the other information included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

   We provide long-range DSL transmission systems that increase the bandwidth and performance of copper lines to meet the rapidly growing demand for multiple access line and high-speed, reliable Internet access and data services. We commenced operations in April 1996. During the period from commencement through the end of fiscal year 1998, we were a development stage company focused on developing our initial product, recruiting personnel, building our corporate infrastructure and raising capital, and had no product revenue. In fiscal year 1999, we began shipping our GDSL systems and expanded our operations. During fiscal 1999, we increased our investments in research and development, sales and marketing, customer support and services and our general and administrative infrastructure. Since 1996, we have:

  .  added more than 60 customers;

  .  hired more than 100 employees;

  .  hired a sales team covering six domestic areas and Canada; and

  .  acquired technology and added an additional product line.

   We currently derive our revenues from sales of our GDSL and FDS systems to network access providers. Our net revenues have grown from $1.1 million for the six months ended September 30, 1998 to $11.7 million for the six months ended September 30, 1999. To date, we have generated a substantial portion of our revenues from a limited number of customers, with one customer, GTE, accounting for approximately 64.1% of our net revenues for the six months ended September 30, 1999 and approximately 89.8% of our net revenues for the year ended March 31, 1999. We expect that a significant portion of our future revenues will continue to come from sales to a limited number of customers.

   Since our inception, we have incurred significant losses, and as of September 30, 1999, we had an accumulated deficit of $16.3 million. We have not achieved profitability on an annual basis. We expect to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to generate significantly higher revenues to achieve and maintain profitability.

   We sell our systems through our direct sales force and through third party distributors. We recognize revenue from direct sales at the time of shipment, net of allowances for returns. We recognize revenue from sales to distributors upon the shipment of our systems to the end-users. We may grant distributors limited rights of return on unsold inventory on a case by case basis. We provide a reserve for warranty returns based on our warranty history and expected future costs.

   Cost of revenues consists of the cost of components and other materials, outside assembly and test, in-house direct labor and other personnel costs, warranty expense and other overhead. During the summer of 1999 there were a series of lightning storms throughout the midwest region of the United States and Texas. Our customers experienced GDSL-8 system failures in these areas relating to these lightning storms. Although these systems was developed in compliance with Telcordia (Bellcore) specifications, after the recent field experiences, we found these specifications for lightning resistance were inadequate. In response, we redesigned our systems to better withstand sudden surges in power levels, whether as a result of lightning storms, or otherwise. We adopted a program by which our customers may receive modified field units that meet these higher standards. Associated with this program we recorded an expense of $2.9 million during the quarter ended September 30, 1999, which was charged to cost of revenues.

   In the first half of fiscal 1999, gross margins were adversely affected by manufacturing start-up costs and inefficiencies related to the relatively low manufacturing levels in the initial production phase. We believe that our gross margins will primarily be affected in the future by the following factors:

  .  demand for our systems;

  .  changes in our pricing policies;

  .  the mix and composition of the systems we sell;

  .  the mix of sales channels through which we sell our systems;

  .  the cost of raw materials; and

  .  manufacturing efficiencies.

   Our manufacturing operations consist primarily of prototype development, materials planning and procurement, final assembly, testing and quality control, all performed in our Fremont, California location. We use several independent suppliers to provide printed circuit boards, chassis and subassemblies. We purchase components from third party distributors. For prototypes and early production volumes we procure circuit boards and components and provide them in kit form for consignment assembly at one or more local assembly companies. We plan to outsource most of our manufacturing and supply chain management operations in the future with the goal of lowering per unit product costs as a result of manufacturing economies of scale. However, we cannot assure you when or if such outsourcing will occur or that such cost reductions will be realized. The failure to obtain such cost reductions would materially adversely affect our gross margins and operating results.

   Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers, and prototype costs related to the design, development, testing and enhancement of our systems. We expense our research and development costs as they are incurred. We are devoting substantial resources to the continued development of new systems. We believe that research and development is critical to our strategic product development objectives and that to leverage our technology and meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. As a result, we expect our research and development expenses to increase in absolute dollars in the future.

   Sales and marketing expenses consist primarily of salaries, commissions based on performance measured against individual quotas, related expenses for personnel engaged in marketing, sales and customer support functions, as well as costs associated with promotional and other marketing expenses. We intend to expand our direct and indirect sales operations and our marketing efforts substantially in order to increase market awareness of our systems. We expect that sales and marketing expenses will increase in absolute dollars as we hire additional sales and marketing personnel and initiate additional marketing programs. We believe that continued investment in sales and marketing is critical to our success.

   General and administrative expenses consist primarily of employee salaries and related expenses for executive, administrative and accounting personnel, insurance costs and professional fees. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and our operations as a public company.

   We recorded a total of $14.4 million of deferred stock compensation costs since our inception through September 30, 1999. These charges represent the difference between the exercise price and the deemed fair value of certain stock options granted to our employees. The options generally vest ratably over a four-year period. We are amortizing these costs over the vesting period of the options and have recorded deferred stock compensation charges of $2.3 million in the year ended March 31, 1999, and $12.1 million in the six months ended September 30, 1999, respectively. Based on option activity through September 30, 1999, we expect to recognize amortization expense related to deferred stock compensation of approximately $5.6 million, $5.3 million, $2.3 million, $1.0 million and $200,000 during the fiscal years ended March 31, 2000, 2001, 2002, 2003, and 2004 respectively. See note 6 of notes to financial statements.

   As of March 31, 1999, we had $5.3 million of federal net operating loss carryforwards and $5.3 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. The federal and state net operating loss carry-forwards expire beginning in 2012 and 2004, respectively, to the extent that they are not utilized. We have not recognized any benefit from the future use of loss carryforwards because of the uncertainty surrounding their utilization.

   In July 1999, we acquired certain assets and assumed certain liabilities relating to the FDS product line from E/O Networks.We allocated the purchase price of approximately $5.6 million to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. We determined the fair value of intangible assets using a combination of methods, including estimates based on risk-adjusted income approach for acquired research and development, developed technology, core technology and customer list, and on the cost replacement approach for acquired work force.

   We recorded a charge of $638,000 in the six-month period ended September 30, 1999 to write-off in-process research and development acquired as part of the acquisition of the FDS product line from E/O Networks. The value of the in-process research and development project was determined by estimating the net cash flows resulting from the completion of the project reduced to the percentage of completion of the project. We estimated revenues, margins and operating costs based upon historical information about similar product developments combined with projections of future revenue and cost patterns, including projections used when initially evaluating the acquisition of the FDS product line. Net cash flows were tax affected and then discounted back to their present value at a discount rate based on our required risk adjusted weighted average rate of return.

   The nature of the efforts to develop all purchased in-process technology into commercially viable products principally relates to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the resulting products can meet their design specification, including function, features and technical performance requirements. Due to the fact that the project is in-process there is uncertainty whether it can be successfully finished and result in the net cash flows that we originally estimated at acquisition. We cannot guarantee that we will realize revenue from this in-process project in the amount estimated or that the costs incurred will be materially consistent with estimates made.

Results of Operations

   We have not included a discussion of our results of operations for any yearly periods as we had no revenues prior to fiscal 1999. We believe that period to period comparisons of our annual results are less meaningful than comparisons of more recent operating results. Therefore, an analysis of our operating results is focused primarily on a comparison of our operating results for the six months ended September 30, 1998 and September 30, 1999.

   The following table sets forth, for the periods presented, certain data from the statement of operations expressed as a percentage of net revenues.

                                                            Six Months Ended
                                                           --------------------
                                                           Sept. 30,  Sept. 30,
                                                             1998       1999
                                                           ---------  ---------
   Summary of Operations Data:
   Net revenues...........................................   100.0 %    100.0 %
   Cost of revenues.......................................   120.9       73.4
                                                            ------      -----
   Gross margin...........................................   (20.9)%     26.6 %

   Operating expenses:
     Research and development.............................   132.5       18.7
     Sales and marketing..................................    89.1       16.9
     General and administrative...........................    30.8       11.0
     Amortization of deferred stock compensation..........     --        13.7
     Write-off of in-process research and development.....     --         5.4
                                                            ------      -----
       Total operating expenses...........................   252.4       65.7

   Loss from operations...................................  (273.2)     (39.1)
   Other income (expense).................................    (1.8)      (0.1)
                                                            ------      -----
   Net loss...............................................  (275.0)%    (39.2)%
                                                            ======      =====

Six Months Ended September 30, 1998 and September 30, 1999

 Net Revenues

   Net revenues increased from $1.0 million for the six months ended September 30, 1998 to $11.7 million for the six months ended September 30, 1999. This increase in net revenues was due primarily to an increase in the sales of our systems to existing and new customers. Sales to GTE accounted for 80% of net revenues for the six months ended September 30, 1998 and 64% for the six months ended September 30, 1999.

 Cost of Revenues

   Cost of revenues increased from $1.3 million for the six months ended September 30, 1998 to $8.6 million for the six months ended September 30, 1999. Gross margins for the six months ended September 30, 1998 were a (20.9)% of net revenues compared to 26.6% for the six months ended September 30, 1999. The increase in gross margins was due to efficiencies achieved with higher manufacturing volumes. The cost of revenues and gross margins for the six months ended September 30, 1999 were significantly impacted by the recording of a $2.9 million charge for providing our customers field units that meet higher standards for lightning resistance. Had we not taken this charge, our gross margins for this period would have been 51.4%.

 Research and Development Expenses

   Research and development expenses increased from $1.4 million for the six months ended September 30, 1998 to $2.2 million for the six months ended September 30, 1999. This increase was due primarily to the increase in product development personnel from four individuals at September 30, 1998 to 23 individuals at

September 30, 1999, and the amortization of technology acquired from E/O Networks, which accounted for $104,000 for the six months ended September 30, 1999. Our future success depends in large part on our ability to develop new products that meet the needs of our customers. Accordingly, we expect research and development expenses to increase in future periods.

 In-process Research and Development

   We recorded a charge of $638,000 in the six-month period ended September 30, 1999 to write-off in-process research and development acquired as part of the acquisition of the FDS product line from E/O Networks. This charge represents purchased in-process technology for a project that has not yet reached technological feasibility and has no alternative future use. In estimating the value of in-process research and development, we anticipated that development would be completed and benefits would begin in fiscal 2001. Due to the fact that the project is in-process there is uncertainty whether it can be successfully finished and result in the net cash flows that we originally estimated at acquisition. We cannot guarantee that we will realize revenue from this in-process project in the amount estimated or that the costs incurred will be materially consistent with estimates made.

 Sales and Marketing Expenses

   Sales and marketing expenses increased from $900,000 for the six months ended September 30, 1998 to $2.0 million for the six months ended September 30, 1999. This increase was due to an increase in sales and marketing personnel from six individuals at September 30, 1998 to 27 individuals at September 30, 1999, and increased advertising and travel expenses. We expect sales and marketing expenses to increase in absolute dollars as we increase our sales and marketing expenditures in order to grow revenues and expand our brand awareness.

 General and Administrative Expenses

   General and administrative expenses increased from $300,000 for the six months ended September 30, 1998 to $1.3 million for the six months ended September 30, 1999. This increase was due primarily to an increase in general and administrative personnel from two individuals at September 30, 1998 to nine individuals at September 30, 1999. We expect general and administrative expenses to increase in absolute dollars as we expand our administrative staff, further develop our internal information systems and incur costs associated with being a publicly held company.

 Stock Based Compensation

   We recorded deferred stock compensation of $12.1 million for the six months ended September 30, 1999 and amortized $1.6 million during this period. We did not record or amortize any deferred stock compensation in the six-month period ended September 30, 1998. See note 6 of notes to our financial statements.

 Other Income and (Expense), Net

   Other expense, net was $19,000 and $14,000 for the six months ended September 30, 1998 and September 30, 1999, respectively.

Quarterly Results of Operations

   The following table sets forth, for the periods presented, certain data from the statement of operations and such data as a percentage of net revenues. The statements of operations data have been derived from our unaudited financial statements. In management's opinion, these statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                  Three Months Ended
                                                --------------------------------------------------------------
                                                Jun. 30,   Sept. 30,  Dec. 31,  Mar. 31,   Jun. 30,  Sept. 30,
                                                  1998       1998       1998      1999       1999      1999
                                                --------   ---------  --------  --------   --------  ---------
                                                                    (in thousands)
Statement of Operations Data:
Net revenues................................... $    141    $   909    $3,803   $ 3,915     $5,554    $ 6,184
Cost of revenues...............................      363        906     1,814     2,002      2,643      5,975
                                                --------    -------    ------   -------     ------    -------
Gross margin...................................     (222)         3     1,989     1,913      2,911        209
Operating expenses:
  Research and development.....................      694        697       584       810        858      1,330
  Sales and marketing..........................      422        514       646       631        944      1,042
  General and administrative...................      156        167       240       413        519        777
  Write-off of in-process research and
   development.................................      --         --        --        --         --         638
  Amortization of deferred stock compensation..      --         --         90     1,165        456      1,151
                                                --------    -------    ------   -------     ------    -------
    Total operating expenses...................    1,272      1,378     1,560     3,019      2,777      4,938
                                                --------    -------    ------   -------     ------    -------
Income (Loss) from operations..................   (1,494)    (1,375)      429    (1,106)       134     (4,729)
Other income (expense).........................        4        (23)      (25)      (21)       (13)        (1)
                                                --------    -------    ------   -------     ------    -------
Net income (loss).............................. $ (1,490)   $(1,398)   $  404   $(1,127)    $  121    $(4,730)
                                                ========    =======    ======   =======     ======    =======
                                                            As a Percentage of Net Revenues
                                                --------------------------------------------------------------
                                                Jun. 30,   Sept. 30,  Dec. 31,  Mar. 31,   Jun. 30,  Sept. 30,
                                                  1998       1998       1998      1999       1999      1999
                                                --------   ---------  --------  --------   --------  ---------
Statement of Operations Data:
Net revenues...................................    100.0 %    100.0 %   100.0 %   100.0 %    100.0 %    100.0 %
Cost of revenues...............................    257.5       99.7      47.7      51.1       47.6       96.6
                                                --------    -------    ------   -------     ------    -------
Gross margin...................................   (157.5)       0.3      52.3      48.9       52.4        3.4
Operating expenses:
  Research and development.....................    492.2       76.7      15.4      20.7       15.5       21.5
  Sales and marketing..........................    299.3       56.6      17.0      16.1       17.0       16.9
  General and administrative...................    110.6       18.4       6.3      10.6        9.3       12.6
  Write-off of in-process research and
   development.................................      --         --        --        --         --        10.3
  Amortization of deferred stock compensation..      0.0        0.0       2.4      29.8        8.2       18.6
                                                --------    -------    ------   -------     ------    -------
    Total operating expenses...................    902.1      151.7      41.1      77.2       50.0       79.9
                                                --------    -------    ------   -------     ------    -------
Income (Loss) from operations.................. (1,059.6)    (151.4)     11.2     (28.3)       2.4      (76.5)
Other income (expense).........................      2.8       (2.5)     (0.7)     (0.5)      (0.2)      (0.0)
                                                --------    -------    ------   -------     ------    -------
Net income (loss).............................. (1,056.8)%   (153.9)%    10.5 %   (28.8)%      2.2 %    (76.5)%
                                                ========    =======    ======   =======     ======    =======

   Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. The following discussion highlights significant events that have impacted our net revenues and financial results for the six quarters ended September 30, 1999.

 Net Revenues

   Net revenues increased in each of the six quarters from $141,000 for the quarter ended June 30, 1998 to $6.2 million for the quarter ended September 30, 1999 due primarily to increased sales of our GDSL systems. Additionally, in the quarter ended September 30, 1999, we began to recognize revenue on our FDS systems.

 Cost of Revenues

   Cost of revenues increased in each quarter. Gross margins for the three months ended June 30, 1998 and September 30, 1998 were (157.5)% and 0.3% of net revenues, primarily due to high overhead relative to low manufacturing volumes. Gross margins for the three months ended December 31, 1998, March 31, 1999 and June 30, 1999 fluctuated between 48.9% and 52.4% associated with efficiencies related to relatively high manufacturing volumes. Gross margin for the three months ended September 30, 1999 was 3.4%, which reflects the $2.9 million charge we recorded in connection with providing our customers enhanced field units that are better able to withstand power surges. Had we not taken this charge, our gross margin for this period would have been 50.5%.

 Operating Expenses

   Operating expenses increased in each quarter primarily as a result of increased sales of our systems as well as increased personnel and personnel costs as our business has grown. In particular, during this period we increased research and development personnel to 23 individuals and sales and marketing personnel to 27 individuals. In addition, the increase in operating expenses for the quarter ended September 30, 1999 also reflects $104,000 in amortization of technology acquired from E/O Networks and $638,000 write-off of related in process research and development.

Liquidity and Capital Resources

   Since our inception, we have financed our operations primarily through the sale of preferred equity securities in addition to monies received from sales of our common stock and debt financing. We raised an aggregate of $23.2 million, net of offering expenses, through the sales of preferred stock.

   At September 30, 1999, we had cash and cash equivalents of $2.7 million. We have a line of credit with a lending institution that provides for borrowings of up to $3.0 million and an equipment line of credit with the same financial institution that provides for borrowings of up to $750,000. These facilities are secured by all of our assets. The line of credit bears interest at the prime interest rate, plus 0.25% per annum and expired in November 1999. Borrowings under the equipment line of credit are repayable in equal monthly installments over three years and bear interest at the prime rate plus 0.75% per annum. This agreement also expired in November 1999. Under these credit facilities, we are required to maintain certain financial covenants, including liquidity, working capital, and other financial ratios. At September 30, 1999, $250,000 was outstanding under the line of credit and $440,000 was outstanding under the equipment line of credit. We are currently negotiating new credit facilities with our bank. Additionally, we have an equipment lease with a leasing company that provides for borrowings of up to $1.0 million and is secured by the equipment financed under the lease. The Company borrowed $926,000 at multiple closings at various interest rates. Payments are scheduled to be completed in August 2000. At September 30, 1999, $305,000 was outstanding under the lease.

   Cash used in operating activities for the six months ended September 30, 1999 was $1.0 million. Cash used in operating activities was primarily related to the net loss incurred and increases in accounts receivable

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

and inventory offset by the increase in amortization of deferred stock compensation and accounts payable and accrued expenses. Cash used in operating activities for 1997, 1998, and 1999 was $3.1 million, $5.3 million, and $3.8 million, respectively. The increase in cash used in operating activities for fiscal 1998 compared to the prior period was primarily due to the increase in our net loss from $3.0 million in fiscal 1997 to $5.1 million in fiscal 1998. The decrease in cash used for operating activities for fiscal year 1999 compared to the prior year period was primarily due to the decrease in our net loss from $5.1 million in fiscal 1998 to $3.6 million in fiscal 1999. This decrease was partially offset by increases in accounts receivable and inventory and amortization of deferred stock compensation.

   Cash used in investing activities for the six months ended September 30, 1999 was $6.5 million, which relates to the acquisition of intangibles and fixed assets for $5.6 million and $800,000, respectively. Cash used in investing activities for fiscal 1997, 1998, and 1999 was $166,000, $329,000, and $525,000, respectively, primarily in connection with the acquisition of fixed assets.

   Cash provided from financing for the six months ended September 30, 1999 was $7.6 million, which was primarily due to the $7.6 million net proceeds from the sale of Series E preferred stock. Cash provided by financing activities for the fiscal 1997, 1998, and 1999 was $5.3 million, $7.2 million, and $3.4 million, respectively, primarily from private sales of preferred stock.

   We have no material commitments other than obligations under our credit facilities and operating and capital leases. We expect to continue to expend significant amounts on property and equipment related to the expansion of facility infrastructure, computer equipment and for research and development laboratory and test equipment to support on-going research and development operations. Although we believe that on the closing of this offering our current cash balances will be sufficient to fund our operations for at least the next 12 months, there can be no assurance that we will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to us or at all.

Qualitative and Quantitative Disclosures About Market Risk

 Interest Rate Sensitivity

   We maintain our portfolio of cash equivalents and short-term investments primarily in a portfolio comprised of commercial paper, money market funds and short-term debt securities. As of September 30, 1999, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

 Exchange Rate Sensitivity

   We operate primarily in the United States, and all sales to date have been made in U.S. dollars. Accordingly, we have had no material exposure to foreign currency rate fluctuations.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of FAS No. 133 will not have a material impact on our financial position or results of operations.

Year 2000 Issues

   Many currently installed computer systems, software products and other control devices are unable to accept four digit entries to distinguish 21st century dates form 20th century dates. As a result, many companies' computer systems, software products and control devices may need to be upgraded or replaced in order to operate properly in the year 2000 and beyond.

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

   We have designed our products to be year 2000 compliant. However, there can be no assurance that our current products do not contain undetected errors or defects associated with year 2000 date functions. If such errors or defects do exist, we may incur material costs to resolve them.

   The internal systems used to deliver our services utilize third-party hardware and software. We have completed an internal systems and processes review for year 2000 compliance. We have completed our assessment of the year 2000 risks we may encounter, and all identified instances of noncompliance have been repaired and tested. We believe our internal systems are substantially year 2000 compliant. We have contacted the vendors of these products in order to gauge their year 2000 compliance. Based on these vendors' representations, we believe that the third-party hardware and software we use are year 2000 compliant. There can be no assurance, however, that we will not experience unanticipated negative consequences, including material costs, caused by undetected errors or defects in the technology used in our internal systems.

   We have no specific contingency plan to address the effect of year 2000 compliance. If, in the future it comes to our attention that certain of our products need modification, or certain of our third-party hardware and software are not year 2000 compliant, then we will seek to make modifications. In such cases, we expect such modifications to be made on a timely basis and we do not believe that the cost of such modifications will have a material effect on our operating results. There can be no assurance, however, that we will be able to modify our products, services and systems in a timely manner to comply with year 2000 requirements, which could have a material adverse effect on our business.

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

                                    BUSINESS

Overview

   GoDigital Networks provides long-range DSL transmission systems that increase the bandwidth and performance of copper lines at very long distances from the central office. The increasing demand for multiple voice and high-speed reliable Internet access and data services has created a significant market for deploying communications services to both residential and business customers. Our GDSL systems enable network access providers to address this demand by turning standard copper lines into high-speed digital conduits that support multiple digital access services at long distances.

   The scalable design of our long-range GDSL transmission systems provides our customers the ability to upgrade their service offerings to provide increasingly higher bandwidths to their end-users. The ease of installation and interoperability of our systems allow our customers to rapidly deploy new services. Our GDSL systems provide a cost-effective alternative to laying fiber or copper wire or installing other more expensive network equipment. GoDigital's systems allow our more than 60 customers, including ALLTEL, Frontier, GTE, TELUS and US West, to leverage their existing copper infrastructure to offer enhanced voice, Internet access and data services over long distances to their business and residential customers.

Industry Background

 The Growing Demand for High-Speed Access to Communications Networks

   The volume of traffic transmitted over communications networks has grown dramatically in recent years. The broadening range of activities for which these networks are being used by both businesses and consumers is driving the increase in the quantity and importance of information carried over, and also the number of users accessing, the Internet and private communications networks. Consumers are seeking low-cost, high-speed access to bandwidth-intensive Internet content and services such as highly graphical Web sites, audio, video and high-speed data. Businesses have even greater requirements for high-speed access in order to implement electronic commerce strategies or Web-based business models, and to provide employees and others with robust telecommuting capabilities.

   As more consumers and businesses have begun to rely on the Internet and communications networks, the demand for access to these networks has accelerated. As a result, the number of devices and access lines leading into these networks has undergone dramatic growth. International Data Corporation, or IDC, estimates that in 1997, 15 million or 15% of United States' households had two or more access lines and that this number will grow to 34 million, or 30% of United States' households by 2002. A significant number of these additional access lines are being used to access the Internet and other communications networks. According to IDC, today nearly 70 million, or 86%, of home users worldwide access the Internet via traditional analog telephone lines. In addition, the demand for access is increasing as more and more small businesses, self-employed individuals, and corporate telecommuters are regularly accessing the Internet and other communications networks. IDC estimates that there are 27 million households with at least one person doing some business-related work from home, in some fashion, on a part-time or full-time basis. Many work at home users are demanding the same access speeds from their home offices that they experience at corporate locations.

 Network Access Providers Must Leverage their Installed Copper Infrastructure

   This increasing demand for multiple voice, Internet access and high-speed data communications access lines, together with technological advances, has created a significant market for the provisioning of communications services to both residential and business customers. Network access providers are capitalizing on this growing demand by deploying new technologies throughout their networks to provide these enhanced services. Network access providers are also deploying these enhanced services to differentiate themselves in an increasingly competitive environment due to the proliferation of carriers caused by government deregulation of the telecommunications industry. Additionally, government public utility commission regulations are mandating that incumbent network access providers increase the levels of services to their entire customer base.

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

   In order to cost-effectively provide these services and respond quickly to subscriber demand, network access providers need to leverage their existing network infrastructure, the public telephone infrastructure or the copper line connections between the central office and the end user, commonly known as the "last mile." The public telephone infrastructure currently in place represents a large capital investment that Dataquest estimates has involved laying over 200 million copper lines in North America and close to 900 million copper lines worldwide. Dataquest believes that the total number of copper lines could exceed one billion by 2002. This installed base of copper is a network access provider's primary means of delivering services to its subscribers and, therefore, its largest and most valuable asset. Regional Bell Operating Companies, or RBOCs, and independent phone companies leverage their copper infrastructure to generate more than $100 billion annually.

 The "Last Mile" Access Bottleneck

   While the copper lines that constitute the "last mile" reach the vast majority of users in the United States, they were originally designed to transport only analog voice traffic. In recent years, high-speed analog modems have been introduced that are designed to receive data at speeds of up to 56 Kbps. However, the access speed allowed by the analog phone line drops very quickly the greater the distance it must travel along the length of the copper wire. Therefore, in spite of high-speed analog modems, we believe that roughly 50% of the population who live more than three miles beyond a central office will not experience access speeds greater than 28.8 Kbps.

   The number of available access lines also presents a problem for network access providers. The "last mile" was not originally designed for multiple lines per household and the cost for laying new copper lines is prohibitively expensive. While we estimate that revenue on a given copper line remains relatively constant, on average $20 per month, the cost to install a copper line increases with distance. For example, we believe the cost for laying a copper line could be more than $5,000 per line at distances of about five miles and twice that at distances of ten miles.

 DSL as a Solution for "Last Mile" Access

   Network access providers have begun to deploy DSL technology as a cost-effective broadband access solution to address the "last mile" bottleneck. DSL technology utilizes sophisticated data modulation techniques to achieve high-speed data transmission across existing copper line infrastructure. For the network access provider, the principal benefit of DSL is this ability to permit the rapid flow of information using existing copper infrastructure. DSL also allows voice traffic and data traffic to be separated at the point where they enter the network. Consequently, data traffic can be routed around the traditional telephony network to an alternate data communications network, freeing the telephony network to carry only voice traffic. This allows network access providers to meet the growing need for high-speed data services without having to upgrade their traditional telephony networks. DSL also allows for a constant connection to the Internet and other communications networks, resulting in guaranteed access speed or bandwidth to the desktop. In contrast, with broadcast mediums such as coaxial cable or wireless infrastructure, the upstream and downstream data paths have to be shared with other subscribers on the same system. As a result, the connection speed any one subscriber actually receives is a function of how many other subscribers are using the upstream and downstream connections.

 Traditional Equipment Does Not Leverage the Full Capabilities of DSL
 Technology

   While DSL technology has been deployed to solve the problem of delivering high-speed Internet access and data services to end users in concentrated metropolitan markets, network access providers are prevented from deploying DSL service to mass markets due to significant limitations of available DSL equipment offerings:

  . Traditional DSL equipment offerings have significant distance or reach limitations. Today, network access providers cannot offer DSL services to customers located over 18,000 feet from a central office and as a result, we believe that today they are unable to provide DSL service to roughly 50% of their subscriber base.

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

  . Traditional DSL equipment does not allow a single copper line to provide multiple digital services. As a result, in order to offer incremental services, network access providers must often incur the expense of installing additional copper lines.

   These distance and single service limitations are pushing network access providers to look for scalable DSL transmission equipment that will enable them to significantly expand their addressable market. In order to be deployed to reach the mass market, this equipment must also be able to be efficiently and cost-effectively installed and maintained, interoperate within their current networks, withstand harsh outside plant environments and be designed for flexibility.

The GoDigital Solution

   GoDigital Networks is committed to developing long-range DSL transmission systems that enable network access providers to offer higher bandwidth and more digital access lines to virtually all of their customers, regardless of physical distance from a central office. We design and manufacture scalable systems that enable network access providers to deploy multiple service offerings on a single copper line at distances that we believe to be over seven times of what is capable with today's DSL equipment. Our systems are designed for interoperability with a carrier's existing infrastructure, efficient and cost effective installation and maintenance, outside plant durability and deployment flexibility.

   Extend Carrier Service Range to Reach Mass Market. Our DSL transmission systems offer network access providers the ability to extend their full-service offerings up to 25 miles from the central office, thereby reaching what we believe to be the remaining 50% of their subscriber base that is outside of the three mile range of most alternative solutions. Our systems allow network access providers to drop single or multiple services from any point on the copper loop or deliver all services the full 25 mile distance.

   Enable Compelling Economics by Offering Multiple Services on a Single
Line. Our systems enable network access providers to offer multiple digital services and access bandwidths on one copper line. Our current systems offer up to eight digital voice telephone lines or three 144 Kbps data lines over one copper line. Our systems enable network access providers to offer services such as Internet access that do not degrade with distance, switched local and long distance voice, and CLASS services, including Caller ID, distinctive ringing and automated call routing.

   Our solution offers a new, attractive economic model to network access providers. Instead of being constrained to one service offering per copper line, with our GDSL equipment, network access providers can offer multiple services and realize multiple revenue streams from one line. At the same time, these network access providers can respond to subscriber demand and provide differentiated, competitive services without incurring significant expenses to install new copper lines for each new service. We believe, that at distances greater than 2,500 feet, our systems are more cost effective than laying new copper lines and that at subscriber densities less than 200 lines our systems are more cost effective than installing extensive new infrastructure equipment such as digital loop carrier systems.

   Facilitate Efficient and Cost-Effective Installation and Maintenance. Our systems are designed to be rapidly installed by the network access providers' service technicians. Our central office products meet the stringent Network Equipment Building Standards set in the Telcordia (Bellcore) documents pertaining to safety, environmental factors, human factors and reliability, or NEBS Level 3 requirements. We also comply with the more stringent requirements of many of our customers' test labs. We have also designed our central office shelf products for high density and to fit as a standard rack mounted product to ease installation. In addition, our planning and configuration software allows our customers to design and test the viability of their long-range DSL transmission networks. Our systems also offer automated loop testing that enables network access providers to remotely diagnose service problems in the network and reduce the expense of sending on-site technicians.

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

   Provide Interoperability. Our DSL solutions adhere to industry standards and, as a result, offer interoperability within a carrier's existing network infrastructure. In addition, our DSL solutions have gone through the OSMINE process for approval by Telcordia where they have been approved by Telcordia for interoperability with RBOC legacy systems. We also leverage our core technology expertise together with our relationships with network access providers, such as GTE, US West, and leading DSL network equipment vendors, such as Copper Mountain, to allow our systems to interoperate within their networks and with their systems.

   Design for Product Durability. Our core technology expertise in designing products that will reside in the outside plant has resulted in final products and systems that withstand harsh environmental conditions, including extreme hot and cold temperatures, rain, wind and snow. Additionally, we have designed our products to better withstand sudden surges in power levels experienced during lightning storms.

   Design for Deployment Flexibility. Our equipment can be placed virtually anywhere the copper infrastructure extends. Our core expertise in the area of power management provides a unique advantage in designing electronics with extremely low power requirements. This technology allows network access providers to power their systems for a full 25 miles from the central office. This feature offers the network access provider the flexibility to deploy elements of our systems wherever they are needed regardless of power availability at a particular location. The density, size and ease of installation of our outside equipment allows network access providers to quickly deploy and re-deploy our systems as needed to service their subscribers.

GoDigital Strategy

   Our objective is to be the leading provider of long-range DSL transmission systems that enable network access providers to cost-effectively offer multiple communications services to all business and residential subscribers regardless of distance from the central office. Key elements of our strategy include the following:

   Capitalize upon our Early Market Acceptance. We intend to leverage our early market acceptance to extend our market share. We have focused on long-range DSL transmission systems for three years. As of September 30, 1999 over 60 customers, including ALLTEL, Frontier, GTE, TELUS and US West had deployed our solutions. We intend to build upon this early acceptance of our systems to become the primary supplier of cost-efficient, long-range DSL transmission solutions to these customers and other network access providers as they continue to deploy their networks.

   Continue to Develop Scalable Access Solutions. Our current systems are focused on satisfying the increasing demand for digital access lines used for enhanced voice services, high-speed analog modem access and IDSL service to virtually any point on the network. As a network access provider's customers require more bandwidth, we intend to leverage our installed customer base to upgrade their systems to deliver increasingly more bandwidth. We are currently developing higher bandwidth delivery methods to meet the needs of highly data-intensive network applications such as high-speed Internet access, electronic commerce and full motion video.

   Leverage Strategic Relationships with DSL Equipment Vendors. The GoDigital Networks solution extends the range of existing DSL solutions, thereby increasing the value of existing equipment and expanding the market opportunity for suppliers of DSL central office and customer located equipment. We intend to expand our cooperative relationship with Copper Mountain and to develop future relationships that continue to promote GoDigital Networks in the industry, allow interoperability, extend our sales capabilities and increase our sales volume.

   Leverage Strategic Acquisitions to Complement Product Offerings. We recently acquired the FDS product line from E/O Networks to gain both optical expertise and optical transmission products. The FDS systems aggregate multiple DSL service offerings and offer long-range transport along fiber optic rings at speeds of 40 Mbps. The FDS systems are deployed by our customers to distribute IDSL and digital access lines to multiple locations in their networks. Our FDS systems together with our GDSL systems allow the flexibility to deliver services to virtually any location within the network access provider's service area through combined fiber/copper applications. We intend to pursue strategic acquisitions in the future as we identify companies or products that will complement our current DSL transmission offerings.

Products

 GDSL Scalable Long-Range DSL Systems

   GDSL systems enable network access providers to leverage existing copper-based networks to multiply and extend service offerings to reach customers that were previously too far from the central office to be reached with traditional technologies and also in areas where there are no additional copper lines available. Our GDSL systems consist of a GDSL Universal Central Office Terminal, or COT, which is the shelf that houses the Central Office Terminal Units, or CTUs. Each CTU aggregates multiple services within the central office for transport over a single copper line. Our GDSL Straight Through Repeaters, or STRs, are placed approximately every 25,000 feet along copper lines to maintain signal strength over long distances. The Add/Drop Repeaters, or ADRs, are used to drop off single or multiple services in route to the Remote Terminal Units, or RTUs, where all or part of the signal is delivered.

[Graphic of the GDSL system includes a GDSL-8 and GDSL-3i shelf; several STRs and terminal units.]

 Features and Benefits

  . Facilitate high-speed access up to 25 miles from the central office over the existing copper infrastructure

  . Delivery of multiple service offerings including IDSL and digital access lines for voice, CLASS services, and high-speed analog modem access on the same copper line

  . Rapid deployment time and cost-effective economics

  . Multiple services delivered on one copper line

  . NEBS Level 3 compliant

  . Weather hardened outside plant DSL equipment

  . Line powered from the central office

  . Interoperates with network access providers' systems and procedures

  . Allows multiple drop off points along the transmission route

   GDSL-8. The GDSL-8 uses DSL technology to deliver 544 Kbps DSL service channeled into eight digital access lines for high-speed analog modem access, voice and CLASS services on one copper line to distances up to 25 miles from the central office. The GDSL-8 COT is an industry standard 19 inch or 23 inch rack mount shelf that can hold up to 20 CTUs and supports up to 160 lines, conserving valuable office space.

   GDSL-3i. The GDSL-3i uses the same 544 Kbps long-range DSL architecture to deliver three IDSL lines to distances up to 25 miles from the central office, extending the reach of an IDSL Digital Subscriber Line Access Multiplexer, or DSLAM, from 18,000 feet up to 130,000 feet from the central office. A DSLAM aggregates DSL lines at a central office for distribution over the communications network. The GDSL-3i can be served from the same COT shelf as the GDSL-8 and uses the same STRs used in the GDSL-8 systems.

 Full-Service Distribution System

   FDS FiberReach. The FDS FiberReach transports multiple IDSL lines or digital access lines to multiple drop off points along a 40 Mbps fiber ring of up to 150 miles. The FDS FiberReach enables our customers to transport long-range DSL services and interconnect to our copper-based GDSL system to provide services to

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

end-users. The FDS FiberReach consists of a host digital terminal, which resides in the central office and aggregates and transports signals to the fiber rings and optical network units, or ONUs, that drop signals at points along the fiber ring.

[Graphic of the FDS FiberReach and fiber ring connected to a GDSL-8]

 Features and Benefits

  . ONUs can be sized from 24 to 192 lines

  . Supports up to 30 ONUs on 150 mile fiber rings

  . Interoperates with network access providers' systems and procedures

  . GDSL systems can be used in combination with the FDS FiberReach for combined fiber / copper long-range transmission applications

Technology

   We believe that our GDSL systems provide us with a competitive advantage by cost-effectively facilitating the delivery of more services and higher bandwidths at long distances. In addition, our systems provide a NEBS Level 3 compliant platform that is both robust and reliable for the central office and the outside plant environment. The following are key components of our differentiated technology platform:

  Signal Processing Capabilities. Our GDSL signal processing technology enables us to aggregate a variety of services including voice, high-speed data and Internet access services for transmission over a single copper line.

   Power Management Capabilities. Our proprietary electronics technology gives us the ability to tightly control the distribution of power along the entire length of the DSL network. This capability enables us to send consistent power levels long distances while minimizing interference or noise usually experienced as distance increases along copper lines. We have also designed our DSL systems to selectively use power in remote locations, enabling signals to travel farther without degradation. These two elements enable us to maintain a competitive advantage as more service types are introduced, higher bandwidths are added and more lines are needed.

   Optimization of DSL Chip Technology. We customize existing DSL chip technologies to regulate the speed of the signal traveling over the copper lines. This feature combined with our power management capabilities allows us to provide DSL services over very long distances.

  Combining FDS and GDSL. Our FDS FiberReach can transport multiple IDSL lines as well as digital access lines along fiber rings. Our GDSL systems interface with these rings to extend the reach of our solution even further, potentially providing digital access services, including IDSL service to virtually all subscribers. Our powerful combination of fiber and copper technology offers network access providers flexible options to provide increased bandwidths and more lines to more customers.

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

  Robust System Design. We have created digital transport systems uniquely designed for long-reach DSL networks that specifically address the challenges presented by long spans of aging copper in the harshest of environments. For example, we have designed our GDSL systems to withstand a four to five times greater power surge than industry standards for lightning survivability, and avoiding external influences from power lines or other electronic signals. In addition, our GDSL systems are efficiently packaged. We believe our products have five times more central office density than our nearest competitor and are designed for ease of installation. The density, ease of installation, and cost-effectiveness of our systems provides flexibility to network access providers who can install our systems at any location on an as-needed basis when new services or higher bandwidths are required.

Customers

  For the twelve-month period ended on September 30, 1999, we had over 60 customers. The following table sets forth our customers who have purchased more than $50,000 of our systems during that period.

  . ALLTEL Supply

  . The Armstrong Group

  . Century Telephone Enterprises

  . Horizon Chillicothe Telephone

  . Dakota Electric Supply

  . Farmers Telephone Company

  . Frontier Communications (including sales through Anixter)

  . GTE

  . Manitoba Telecom Services

  . Monon Telephone Company

  . RT Communications

  . Sprint Communications Company

  . TELUS Communications

  . US West

  Aggregate sales to our largest customer, GTE, accounted for approximately 89.8% of our net revenues for fiscal year ended March 31, 1999. Aggregate sales to GTE and TELUS, accounted for approximately 64.1% and 17.5% of our net revenues, respectively, for the six months ended September 30, 1999. We expect to continue to derive a substantial portion of net revenues from GTE or a limited number of other customers in the foreseeable future.

Manufacturing

  Our manufacturing operations consist primarily of prototype development, materials planning and procurement, final assembly, testing and quality control, all performed in our Fremont, California location. Our design-for-manufacturability methodology incorporates a high level of automated in-circuit and functional testing to reduce manufacturing costs and also provide for rapid turn-key outsourcing. We use several independent suppliers to provide printed circuit boards, chassis and subassemblies. We purchase components from several large distributors and use multiple sources for all components when possible. Some components are purchased on a sole-source basis from suppliers including Conexant Systems, Lucent Microelectronics, and Xilinx.

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

  Our manufacturing process enables us to configure our systems to meet a wide variety of individual customer requirements, as these requirements are often differentiated by the form factor and electrical connectors on the unit housings. For prototypes and early production volumes we procure circuit boards and components and provide them in kit form for consignment assembly at one or more local assembly companies. Our circuit board assemblies are designed to be used in a variety of customer-specific plastic housings.

   We plan to outsource most of our manufacturing and supply chain management operations in the future with the goal of lowering per unit product costs as a result of manufacturing economies of scale.

Sales, Marketing and Customer Support

  We sell and market our systems through a direct sales force and through selected distributors. Initial discussions with our customers generally involve contact with our sales and marketing personnel who work to communicate the strengths of our company and our systems. Our sales process typically involves responding to customer requests for proposals, completing a technical certification process to verify the functionality of our systems, consulting on network deployment, training, and in some cases, developing customized software for product compatibility or enhanced services.

  Our direct sales responsibilities are divided into geographic regions managed by regional directors and sales managers who are responsible for relationships with our customers. The sales management team for each customer is responsible for maintaining contact with key individuals who have planning and policy responsibility within a customer's organization. At the same time, our sales engineers work with customers to sell products at key levels throughout the customer's organization.

  We also sell our systems indirectly through a limited number of distribution partners including ALLTEL, Anixter, Dakota Electric Supply and GTE. We engage in joint sales activities with these partners, and regularly provide them with collateral materials to enable their sales forces to promote our systems.

  Our marketing efforts are focused on new product planning, providing customer sales support and supporting industry standard initiatives. Our marketing staff coordinates activities throughout our organization and provides marketing support services, including marketing communications, marketing research, and other support functions.

  The majority of our service and support activities are related to installation and network configuration support. These services are provided by telephone and directly at customer installations with resources from our customer support group based in Fremont, California. We provide technical support for our systems that have warranties. We have a variety of comprehensive and flexible hardware and software maintenance and support programs available for systems no longer under warranty, with services ranging from time and materials remote service support to 24-hour on-site support, depending on our customer's preferences. We also offer various training courses for our distribution partners and telecommunications service provider customers.

Intellectual Property

  We rely on a combination of patents, trademarks, and trade secrets, as well as confidentiality agreements and other contractual restrictions with employees and third parties, to establish and protect our proprietary rights. Despite these precautions, we cannot assure you that the measures we undertake will be adequate to protect our proprietary technology, or that they will preclude competitors from independently developing products with functionality or features similar to our systems. We cannot assure you that the precautions we take will prevent misappropriation or infringement of our technology. We currently have one issued patent, four pending formal patent applications and three pending provisional applications in the United States with respect to our technology. However, it is possible that patents may not be issued for our patent applications. Patents issued to us may not adequately protect our technology from infringement or prevent others from claiming that our technology infringes on that of third parties. We currently own two federal trademark registrations, for the marks GODIGITAL and GDSL, and we own rights to other unregistered marks. Competitors and others, though, may challenge the validity or scope of these rights. Failure to protect our intellectual property could seriously harm our business.

  It is possible that litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources and could materially harm our business. In addition, we may receive in the future notice of claims of infringement of other parties' proprietary rights. Infringement or other claims could be asserted or prosecuted against us in the future, and it is possible that past or future assertions or prosecutions could harm our business. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause delays in the development and release of our products, or require us to develop non-infringing technology or enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could seriously harm our business.

Research and Development

  In fiscal 1999 and the six months ended September 30, 1999, our research and development expenses were $2.8 million and $2.2 million, respectively. We believe that our future success depends on our ability to continue to enhance our existing systems and to develop new systems that maintain technological competitiveness. We have focused our recent research and development activities on enhancing our GDSL systems, including the ability to support industry standards for 56 Kbps access speeds, or V.90, to locations up to 25 miles from the central office. We are also developing a GDSL system to deliver multiple, higher bandwidth services on one copper line up to 25 miles from the central office. We are committed to an ongoing program of new product development through our internal development efforts as well as the possible acquisition of additional technology from outside sources. We design our products around current industry standards and will continue to support emerging standards that are consistent with our product strategy.

Competition

  The network access market we are addressing is highly competitive and we believe that competition may increase substantially in the future. Digital signal transport technology is evolving and becoming increasingly competitive. We currently compete with privately held companies that offer long-range DSL-based products. In addition, many large communications equipment vendors such as Alcatel, Cisco, Lucent and Nortel may, either through internal development or through acquisitions of competitive businesses or technologies, develop products that compete with ours. Furthermore, other technologies such as optical fiber or wireless may replace copper systems as a means of providing "last mile" network access for business and residences in the future.

   The principal competitive factors in our markets include:

  . relationships with network access providers;

  . product reliability, performance and interoperability;

  . product features;

  . product availability;

  . price;

  . ability to distribute products;

  . ease of installation and use;

  . technical support and customer service; and

  . brand recognition.

  We believe we are addressing each of these competitive factors. Nonetheless, we expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

  Many of our current and potential competitors have customer relationships and account support organizations that are larger and more established than ours. Many of them have more customers than we do, and offer broader product lines, so that they are favored in cases where customers prefer a single integrated source for their product needs. These large companies have the capability to price their products competitively while maintaining an overall favorable margin on a wide product mix which could cause us to reduce prices and margins. As a result, we may not be able to maintain a competitive position against our competitors. Failure on our part to maintain our market share and product margins could seriously harm our business, results of operations and financial condition.

Employees

  As of September 30, 1999, we employed 105 full-time employees, including 27 in sales and marketing, 46 in manufacturing, 23 in engineering, and 9 in finance and administration. All of our employees are located in the United States. None of our employees is represented by collective bargaining agreements and we consider relations with our employees to be good.

Facilities

   Our corporate headquarters facility, of approximately 46,000 square feet, is located in Fremont, California. We lease our corporate headquarters facility pursuant to a lease agreement that expires in June 2004. We believe this existing facility is adequate for our needs through the next twelve months of operations.

Legal Proceedings

  We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth certain information with respect to our executive officers and directors as of November 1, 1999.

 Name                                 Age                     Position
 ----                                 ---                     --------
 Francis I. Akers....................  52 Chairman of the Board, Chief Development Officer
                                           and Director
 Dennis Haar.........................  44 President, Chief Executive Officer and Director
 T. Olin Nichols.....................  48 Vice President, Finance, Chief Financial Officer
                                           and Secretary
 David Krantz........................  30 Vice President, Marketing and Business
                                           Development
 Paul H. Scherf, Jr. ................  52 Vice President, Sales
 Farzin Hatami.......................  41 Vice President, Engineering
 Douglas Carlisle (1) (2)............  42 Director
 James Flach (1).....................  52 Director
 Gregorio Reyes (2)..................  58 Director

- -----------------------
(1) Member of the audit committee.

(2) Member of the compensation committee.

   Francis I. Akers founded GoDigital in February 1996, and has served as our Chairman of the Board and a director since February 1996, and as our Chief Development Officer since August 1999. From February 1996 until August 1999, Mr. Akers also served as our President and Chief Executive Officer. Prior to founding GoDigital, Mr. Akers worked from October 1990 to January 1996, as general manager of the Transmission Products Group (TPG) for Raychem Corporation. Mr. Akers holds a B.S. in Chemistry and an M.S. in Physical Chemistry from Virginia Tech, and has received business administration training through ITT's Executive Training Program.

   Dennis Haar has served as our President, Chief Executive Officer and a director since August 1999. Prior to joining us, Mr. Haar worked from October 1998 to July 1999, as an advisor and general consultant to Aspect Telecommunications. From October 1995 to October 1998, he served as President and Chief Operating Officer of Aspect Telecommunications, and from 1991 to October 1995, he served as its Vice President of North America Sales and Support. Mr. Haar holds a B.S. in Electrical Engineering from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

   T. Olin Nichols has served as our Vice President, Finance and Chief Financial Officer since May 1999, and our Secretary since September 1999. Additionally, Mr. Nichols is responsible for our treasury services, information technology and human resources. From November 1998 to May 1999, Mr. Nichols was an independent consultant. From March 1993 to November 1998, Mr. Nichols was Chief Financial Officer and Secretary of Synergy Semiconductor. Mr. Nichols holds a B.S. in Mechanical Engineering and an M.B.A. from the University of Washington.

   David Krantz has served as our Vice President of Marketing and Business Development since September 1999. Prior to joining us, Mr. Krantz worked from March 1999 to September 1999 as Senior Director of Marketing and Development at America Online. Mr. Krantz was Director of Business Planning for Netscape Communications Corporation from December 1997 to March 1999, prior to its merger with America Online. From June 1996 to December 1997, Mr. Krantz was Director of Business Development and Alliances, consumer markets group for Pacific Bell. From September 1994 to June 1996, Mr. Krantz attended the M.B.A. program at the Harvard Business School. Mr. Krantz holds a B.S. with a concentration in Finance and Management from the University of Virginia, McIntire School of Commerce and an M.B.A. from Harvard Business School.

   Paul H. "Hank" Scherf, Jr. has served as our Vice President of Sales since September 1998. Prior to joining us, Mr. Scherf worked from October 1993 to April 1998 at ADC Kentrox, a subsidiary of ADC Telecommunications, Inc. as Regional Vice President, Sales. Mr. Scherf holds a B.S. in Aerospace Engineering from the U.S. Naval Academy, an M.S. in Mechanical Engineering from North Carolina State University and an M.B.A. from the Stanford University Graduate School of Business.

   Farzin Hatami has served as our Vice President of Engineering since September 1998. From 1990 to March 1998, Mr. Hatami served as Executive Director of Research and Development at Cisco Systems/StrataCom, Inc. Between March 1998 and September 1998, Mr. Hatami was on sabbatical. Mr. Hatami holds a B.S. in Electronic Engineering from Mankato State University and a M.B.A. in Business Administration and Engineering Management from City University in Bellevue, Washington.

   Douglas Carlisle has served as one of our directors since April 1996. Mr. Carlisle has been Managing Director and General Partner of Menlo Ventures since 1984. Mr. Carlisle holds a B.S. in Electrical Engineering from the University of California, Berkeley, an M.B.A. from Stanford University Graduate School of Business and a J.D. from the Stanford University Law School.

   James Flach has served as one of our directors since April 1996. Mr. Flach has been a Partner of Accel Partners since 1992. Mr. Flach serves on the board of directors of Redback Networks and serveral private companies. Mr. Flach holds a B.S. in Physics from Rensselaer Polytechnic Institute and an M.S. in Applied Mathematics from the Rochester Institute of Technology.

   Gregorio Reyes has served as one of our directors since March 1996. Since August 1994, Mr. Reyes has been a private investor and consultant. Mr. Reyes serves on the board of directors of C. Cube, S3 and Sync Research and several private companies. Mr. Reyes holds a B.S. in Engineering from Rensselaer Polytechnic Institute and an M.S. in Engineering from Stevens Institute of Technology.

Board of Directors

   Our board of directors currently consists of six authorized members and we currently have five directors and one vacancy. Upon the completion of this offering, the terms of office of the board of directors will be divided into three classes, each class consisting of two directors: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of the stockholders to be held in 2002. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This classification of the board of directors may have an effect of delaying or preventing a change of control or management of GoDigital. See the Risk Factor titled "Certain provisions of our charter documents . . ." Each officer serves at the discretion of the board of directors.

 Committees

   Our board of directors has an audit committee and a compensation committee. The audit committee consists of Messrs. Carlisle and Flach. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent accountants and makes recommendations to the board of directors regarding the selection of independent accountants. The compensation committee consists of Messrs. Carlisle and Reyes. The compensation committee reviews and recommends to the board of directors the salaries, incentive compensation and benefits of our officers and employees and administers our stock plans and employee benefit plans.

 Compensation Committee Interlocks and Insider Participation

   None of the members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

 Compensation

   Our non-employee directors are reimbursed for expenses incurred in connection with attending board and committee meetings but are not compensated for their services as board or committee members. We have in the past granted non-employee directors options to purchase our common stock pursuant to the terms of our 1996 Stock Plan. We may also grant non-employee directors options to purchase our common stock pursuant to the terms of our 1996 Stock Plan. See "--Stock Plans."

Executive Officers

   Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed. There are no family relationships among our directors and officers.

 Compensation

   The following table sets forth all compensation paid or accrued during our fiscal year ended March 31, 1999 to our President and Chief Executive Officer, and each of our officers whose compensation exceeded $100,000 for the period (collectively, our "Named Executive Officers"). In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the named executive officers which do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these officers.

                                                        Long-Term
                                                       Compensation
                                                       ------------
                                           Annual
                                        Compensation    Securities
                                      ----------------  Underlying   All Other
Name and Principal Position            Salary   Bonus    Options    Compensation
- ---------------------------           -------- ------- ------------ ------------
Francis I. Akers(1).................. $164,741 $72,000       --        $ --
 Chief Development Officer

Paul H. Scherf, Jr. ................. $185,490 $11,548   200,000       $ --
 Vice President, Sales

Farzin Hatami........................ $ 82,498 $40,000   382,500       $ --
 Vice President, Engineering

- -----------------------
(1) Mr. Akers served as our President and Chief Executive Officer until August 1999.

 Option Grants in Fiscal Year 1999

   The following table sets forth information concerning grants of stock options to each of the executive officers named in the table above during fiscal year 1999. All options granted to these executive officers in the last fiscal year were granted under the 1996 Stock Plan, as amended. One-quarter of the shares subject to each option vests and becomes exercisable on the first anniversary of the date of grant and an additional one forty-eighth of the shares subject to each option vests each month thereafter. In addition, options granted to each of the individuals set forth below may be exercised early, provided that such individual enters into a restricted stock purchase agreement. The shares acquired remain subject to a right of repurchase by us. The percent of the total options set forth below is based on an aggregate of 1,098,940 shares subject to options granted to employees during our fiscal year ended March 31, 1999. All options were granted at a fair market value as determined by our board of directors on the date of grant.

   Potential realizable value represents hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the initial public offering price of our common stock appreciates at 5% and 10% over the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of our future common stock price.

                                        Individual Grants
                          ---------------------------------------------
                                                                        Potential Realizable
                                      % of Total                          Value at Assumed
                          Number of     Options                            Annual Rates of
                          Securities  Granted to                         Stock Appreciation
                          Underlying   Employees   Exercise                for Option Term
                           Options   During Fiscal   Price   Expiration ---------------------
Name                       Granted    Year 1999    Per Share    Date        5%        10%
- ----                      ---------- ------------- --------- ---------- ---------- ----------
Francis I. Akers........         0        --           --          --
Paul H. Scherf, Jr.(1)..   200,000       18.2%       $0.18   4/20/2008
Farzin Hatami(1)........   382,500       34.8%       $0.18   9/13/2008

- -----------------------
(1) Such options are subject to certain change of control provisions under a separate agreement pursuant to which a portion of the unvested shares subject to the option shall vest and become immediately exercisable upon the occurrence of the following: (i) a change of control (as that term is explained in the section "Change of Control Severance Agreements" below), and (ii) the involuntary termination of service with us or the termination of service with us without cause (as that term is explained in the section "Change of Control Severance Agreements" below).

 Aggregate Option Exercises in Fiscal Year 1999 and Values at March 31, 1999

   The following table sets forth information concerning exercisable and unexercisable stock options held by the named executive officers. The value of unexercised in-the-money options is based on an assumed initial offering price
of $   per share minus the actual exercise prices. All options were granted under our 1996 Stock Plan, as amended. These options vest over four years and otherwise generally conform to the terms of our 1996 Stock Plan, as amended.

                                                      Number of Securities       Value of Unexercised
                                                     Underlying Unexercised      In-the-Money Options
                                                   Options at March 31, 1999     at March 31, 1999(3)
                         Shares Acquired  Value   ---------------------------- -------------------------
 Name                    on Exercise(1)  Realized Exercisable(2) Unexercisable Exercisable Unexercisable
 ----                    --------------- -------- -------------- ------------- ----------- -------------
Francis I. Akers........         --       $ --           --            --           --           --
Paul H. Scherf, Jr. ....         --       $ --       200,000           --                        --
Farzin Hatami...........     382,500      $              --            --           --           --

- -----------------------
(1) The shares acquired by the individuals set forth were exercised under a right of early exercise, pursuant to a restricted stock purchase agreement with us. These shares remain subject to a right of repurchase by us for any shares that are not vested at the time the stockholder ceases to be an employee or service provider to us, which lapses over time based on the following schedule: 1/4 of the shares subject to the option vest twelve months after the vesting commencement date, and 1/48 of the shares subject to the option vest each month thereafter.


(2) The options that are exercisable under a right of early exercise subject to each optionee entering into a restricted stock purchase agreement with us. Such agreement contains our right of repurchase for any shares that are not vested at the time the optionee ceases to be our service provider based on the following schedule: 1/4 of the shares subject to the option vest twelve months after the vesting commencement date, and 1/48 of the shares subject to the option vest each month thereafter.

(3) Based upon the assumed initial public offering price of $   per share, less
    the exercise price per share.

Change of Control Severance Arrangements

   We have entered into change of control severance agreements with certain of our officers. These agreements provide that upon a change of control which is defined to include the occurrence of any of the following events:

  . the approval by our stockholders of a merger or consolidation of us with any other entity which would result in our stockholders owning less than 50% of the surviving entity;

  . the approval of our stockholders of a plan of liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets; or

  . a transaction in which a person or affiliated group of persons becomes the beneficial owner of more than 50% of our voting securities;

   then upon the occurrence of such change of control, one-third of the employee's unvested options, or shares subject to right of repurchase by us in the case of restricted stock purchased by the employee, automatically vest. Following such acceleration, the employee's remaining options or restricted stock will continue to vest in accordance with the original vesting schedule subject to the following additional provisions.

   In addition, if, at any time within 24 months following a change of control, the employee is terminated as a result of an involuntary termination, including:

  . without the employee's express written consent, a significant reduction without good business reasons of the employee's duties, position or responsibilities relative to employee's duties, position or responsibilities in effect immediately prior to such reduction, or employee's removal from such position, duties and responsibilities, unless such employee is provided with comparable duties, position and responsibilities, excluding a reduction in duties, position or responsibilities solely by virtue of the acquisition;

  . without the employee's express written consent, a substantial reduction of the facilities and perquisites available to the employee immediately prior to such reduction;

  . a reduction of the employee's base salary;

  . a material reduction in the overall benefits package available to the employee;

  . without the employee's express written consent, the relocation of the employee to a facility or a location more than 50 miles from employee's current location;

  . any purported termination of the employee which is not a result of any act of personal dishonesty by the employee which is intended to result in the employee's substantial personal enrichment, employee's conviction of a felony, which would reasonably have a material detrimental effect on our reputation or business, and a willful act by the employee which constitutes misconduct and is injurious to us; or

  . the failure to obtain the assumption of the change of control severance agreement by any acquiring company;

   then the employee shall be entitled to receive severance payments and certain other employee benefits for a period of 12 months following the date of the employee's termination at a rate equal to the employee's base salary as in effect immediately prior to the change of control. In addition, all shares subject to unvested options or shares subject to our right of repurchase shall fully vest such that each option granted to the employee shall be fully exercisable and our right of repurchase shall lapse entirely as to all restricted stock purchased by the employee in this twelve month period.

Limitations on Directors' and Officers' Liability and Indemnification

   Our restated certificate of incorporation to be filed upon completion of this offering limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability associated with any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

   The limitation of our director's liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our restated certificate of incorporation also provides that we shall indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our restated certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties.

   We intend to enter into indemnification agreements with each of our officers and directors containing provisions that require us to, among other things, indemnify such officers and directors against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover our directors and officers under any of our liability insurance policies applicable to our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Stock Plans

 1996 Stock Plan, as Amended

   Our board of directors adopted the 1996 Stock Plan, referred to as the "1996 Plan", in March 1996 and our stockholders initially approved the 1996 Plan in March 1996. In connection with this offering, our board of directors approved the amendment and restatement of the 1996 Plan in November 1999, and our
stockholders approved the amendment and restatement in          1999. Our 1996
Plan provides for the grant of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code, referred to as the "Code," to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

   Number of Shares of Common Stock Available under our 1996 Plan. As of November 15, 1999, a total of 10,160,000 shares of our common stock were reserved for issuance pursuant to our 1996 Plan, of which options to acquire 2,343,400 shares were issued and outstanding as of that date. As part of the 1999 amendment and restatement of our 1996 Plan, the board of directors approved an increase of 4,000,000 shares reserved for issuance under our 1996 Plan. Our 1996 Plan provides for annual increases in the number of shares available for issuance under our 1996 Plan on January 1st of each year, effective beginning in 2001, equal to the lesser of 5% of the outstanding shares of our common stock on the first day of the calendar year, 4,000,000 shares or such lesser amount as our board of directors may determine.

   Administration of the 1996 Plan. Our board of directors or a committee of our board administers the 1996 Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

   Options. The administrator determines the exercise price of options granted under our 1996 Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

   No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 500,000 shares.

   After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option will remain exercisable for 12 months following such termination. In all other cases, the option will generally remain exercisable for 3 months. However, an option may never be exercised later than the expiration of its term.

   Stock Purchase Rights. The administrator determines the exercise price of stock purchase rights granted under our 1996 Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

   Outside Director Options. Our 1996 Plan provides for the automatic grant of an option to a non-employee director when such person first becomes a non-employee director (except for those directors who become non-employee directors by ceasing to be employee directors) to purchase 25,000 shares. All of our non-employee directors who have been directors for at least 6 months will receive an option to purchase 10,000 shares each year following our stockholder meeting.

   All options granted to our non-employee directors have a term of ten years and an exercise price equal to fair market value on the date of grant. The shares subject to the option vest over three-years following the date of grant. Each option becomes exercisable as to 1/3 of the shares subject to the option on each anniversary of the date of grant, provided the non-employee director remains a director with us on such dates.

   Transferability of Options and Stock Purchase Rights. Our 1996 Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option and stock purchase right during his or her lifetime.

   Adjustments upon Merger or Asset Sale. Our 1996 Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, each option or stock purchase right shall terminate as of the closing of the merger or sale of assets.

   Amendment and Termination of our 1996 Plan. Our 1996 Plan will automatically terminate in 2006, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 1996 Plan provided it does not adversely affect any option previously granted under our 1996 Plan.

 1999 Employee Stock Purchase Plan.

   Concurrently with this offering, we intend to establish an Employee Stock Purchase Plan, referred to as the "Purchase Plan."

   Number of Shares of Common Stock Available under the Purchase Plan. A total of 2,000,000 shares of our common stock will be made available for sale. In addition, our Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on January 1st of each year, beginning in 2001, equal to the lesser of 2% of the outstanding shares of our common stock on the first day of the calendar year, 2,000,000 shares, or such other lesser amount as our board of directors may determine.

   Administration of the Purchase Plan. Our board of directors or a committee of our board administers the Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility.

   Eligibility to Participate. All of our employees are eligible to participate if they are employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the Purchase Plan if such employee:

  . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year in which such option is outstanding at any time.

   Offering Periods and Contributions. Our Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1st and November 1st of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before April 30, 2002.

   Our Purchase Plan permits participants to purchase common stock through payroll deductions of up to 20% of their eligible compensation which includes a participant's base straight time gross earnings, commissions, overtime, bonuses, incentive compensation and incentive payments, but excluding all other compensation paid to our employees. A participant may purchase a maximum of 5,000 shares during a 6-month purchase period.

   Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period and the fair market value of our common stock at the end of such purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

   Transferability of Rights. A participant may not transfer rights granted under the Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

   Adjustments upon Merger or Asset Sale. In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set. Each participant will be notified in writing at least ten days prior to the new exercise date and the participants option shall be exercised automatically on the new exercise date, unless the participant has withdrawn before the new exercise date.

   Amendment and Termination of the Purchase Plan. Our Purchase Plan will terminate in 2009. However, our board of directors has the authority to amend or terminate our Purchase Plan, except that, subject to certain exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Purchase Plan.

 401(k) Plan

   On July 1, 1996, we adopted a 401(k) Profit Sharing Plan referred to as the "401(k) Plan" which covers all of our eligible employees who have attained the age of 18. The 401(k) Plan excludes from participation all collectively bargained and nonresident alien employees. The 401(k) Plan is intended to qualify under Sections 401(a), 401(m) and 401(k) of the Code and the 401(k) Plan trust is intended to qualify under Section 501(a) of the Code. All contributions to the 401(k) Plan by eligible employees or by us, and the investment earnings thereon are not taxable to such employees until withdrawn, and any contributions we may make are expected to be deductible by us when made. Our eligible employees may elect to reduce their current compensation by two percent (2%) up to fifteen (15%) subject to the maximum statutorily prescribed annual limit of $10,000 (in 1999), and to have such salary reductions contributed on their behalf to the 401(k) Plan. In addition, we currently match our employees' contributions to the 401(k) Plan dollar for dollar up to a maximum yearly matching contribution of $500. To be eligible for this matching contribution, an eligible employee must be employed by us on the last day of each plan year for which such matching contributions are made. The 401(k) Plan permits, but does not require, that we may make additional profit-sharing contributions on behalf of all eligible employees. To date, we have not made such additional profit-sharing contributions to the 401(k) Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Other than compensation agreements and other arrangements, which are described as required in "Management", and the transactions described below, since we were formed, there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  . in which the amount involved exceeded or will exceed $60,000, and

  . in which any director, executive officer, holder of more than 5% or our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

   We believe that each of the transactions described below were on terms no less favorable than could have been obtained from unaffiliated third parties. All future transactions between us and any director or executive officer will be subject to approval by a majority of the disinterested members of our board of directors.

Common Stock

   On March 1, 1996, we issued the following shares of common stock at a price of $0.0005 per share. The purchasers of the common stock were:

                                                                     Shares of
   Purchaser                                                        Common Stock
   ---------                                                        ------------
   Francis I. Akers................................................  1,500,000
   Jack Byers......................................................  1,500,000
   Gregorio Reyes..................................................    120,000

   Mr. Akers, a founder, is an officer and director and greater than 5% stockholder of GoDigital. Mr. Byers, a founder, is a greater than 5% stockholder of GoDigital. Mr. Reyes is a founder and director of GoDigital.

Series A Preferred Stock

   On April 2, 1996, we sold 2,678,500 shares of our Series A Preferred Stock at a price of $1.00 per share. The purchasers of the Series A Preferred Stock included, among others:

                                                                    As Converted
                                                       Shares of     Shares of
                      Purchaser                      Series A Stock Common Stock
                      ---------                      -------------- ------------
   Accel V, L.P. ..................................      926,900     1,853,800
   Accel Internet/Strategic Technology Fund L.P. ..      124,200       248,400
   Accel Keiretsu V L.P. ..........................       18,400        36,800
   Accel Investors '96 L.P. .......................       55,200       110,400
   Ellmore C. Patterson Partners...................       25,300        50,600
   Menlo Ventures VI, L.P. ........................    1,354,680     2,709,360
   Menlo Entrepreneurs Fund VI, L.P. ..............       20,320        40,640
   Gregorio Reyes and Vanessa F. Reyes, Trustees of
    the Gregorio Reyes and Vanessa F. Reyes Trust,
    UDT dtd April 22, 1983, as amended.............       25,000        50,000

   Accel V, L.P., Accel Internet/Strategic Technology Fund L.P., Accel Keiretsu V L.P., Accel Investors '96 L.P. and Ellmore C. Patterson Partners are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P. are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Mr. Reyes is a director of GoDigital.

Series B Preferred Stock

   On December 11, 1996, we sold 1,339,250 shares of our Series B Preferred Stock at a price of $2.00 per share. The purchasers of the Series B Preferred Stock included, among others:

                                                                    As Converted
                                                       Shares of     Shares of
                      Purchaser                      Series B Stock Common Stock
                      ---------                      -------------- ------------
   Accel V, L.P. ..................................     463,450        926,900
   Accel Internet/Strategic Technology Fund L.P. ..      62,100        124,200
   Accel Keiretsu V L.P. ..........................       9,200         18,400
   Accel Investors "96 L.P. .......................      27,600         55,200
   Ellmore C. Patterson Partners...................      12,650         25,300
   Menlo Ventures VI, L.P. ........................     677,340      1,354,680
   Menlo Entrepreneurs Fund VI, L.P. ..............      10,160         20,320
   Gregorio Reyes and Vanessa F. Reyes, Trustees of
    the Gregorio Reyes and Vanessa F. Reyes Trust,
    UDT dtd April 22, 1983, as amended.............      12,500         25,000

   Accel V, L.P., Accel Internet/Strategic Technology Fund L.P., Accel Keiretsu V L.P., Accel Investors "96 L.P. and Ellmore C. Patterson Partners are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P. are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Mr. Reyes is a director of GoDigital.

Series C Preferred Stock.

   On August 7, 1997, we sold 1,992,476 shares of our Series C Preferred Stock at a price of $3.61 per share. The purchasers of the Series C Preferred Stock included, among others:

                                                                  As Converted
                                                     Shares of     Shares of
                      Purchaser                    Series C Stock Common Stock
                      ---------                    -------------- ------------
   Accel V, L.P. .................................    446,538        893,076
   Accel Internet/Strategic Technology Fund
    L.P. .........................................     59,834        119,668
   Accel Keiretsu V L.P. .........................      8,864         17,728
   Accel Investors "96 L.P. ......................     26,593         53,186
   Ellmore C. Patterson Partners..................     12,188         24,376
   Menlo Ventures VI, L.P. .......................    554,016      1,108,032
   Menlo Entrepreneurs Fund VI, L.P. .............      8,310         16,620
   Japan Associated Finance Co., Ltd. ............     33,241         66,482
   JAFCO G-6A Investment Enterprise Partnership...     20,492         40,984
   JAFCO G-6B Investment Enterprise Partnership...     20,492         40,984
   JAFCO G-7A Investment Enterprise Partnership...     27,776         55,552
   JAFCO G-7B Investment Enterprise Partnership...     27,776         55,552
   JAFCO J-S3 Investment Enterprise Partnership...     13,660         27,320
   JAFCO R-3 Investment Enterprise Partnership....     22,768         45,536
   U.S. Information Technology Investment
    Enterprise Partnership II.....................    664,820      1,329,640

   Accel V, L.P., Accel Internet/Strategic Technology Fund L.P., Accel Keiretsu V L.P., Accel Investors "96 L.P. and Ellmore C. Patterson Partners are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P. are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Japan Associated Finance Co., Ltd., JAFCO G-6A Investment Enterprise Partnership, JAFCO G-6B Investment Enterprise Partnership, JAFCO G-7A Investment Enterprise Partnership, JAFCO G-7B Investment Enterprise Partnership, JAFCO J-S3 Investment Enterprise Partnership, JAFCO R-3 Investment Enterprise Partnership, and U.S. Information Technology Investment Enterprise Partnership II are affiliated entities and together are considered a greater than 5% stockholder of GoDigital.

Series D Preferred Stock

   On September 22, 1998, we sold 428,574 shares of our Series D Preferred Stock at a price of $7.00 per share and on October 15, 1998, we sold 12,143 shares of our Series D Preferred Stock at a price of $7.00 per share. Upon the closing of this offering, each share of Series D Preferred Stock will convert into approximately 2.8 shares of Common Stock. The purchasers of the Series D Preferred Stock included, among others:

                                                                    As Converted
                                                       Shares of     Shares of
                      Purchaser                      Series D Stock Common Stock
                      ---------                      -------------- ------------
   Accel V, L.P. ..................................     115,144       322,402
   Accel Internet/Strategic Technology Fund L.P. ..      15,429        43,200
   Accel Keiretsu V L.P. ..........................       2,286         6,400
   Accel Investors "96 L.P. .......................       6,857        19,198
   Ellmore C. Patterson Partners ..................       3,142         8,796
   Menlo Ventures VI, L.P. ........................     140,747       394,090
   Menlo Entrepreneurs Fund VI, L.P. ..............       2,111         5,910
   JAFCO Co., Ltd. ................................       5,714        15,998
   JAFCO G-7A Investment Enterprise Partnership....      11,429        32,000
   JAFCO G-7B Investment Enterprise Partnership....      11,429        32,000
   U.S. Information Technology Investment
    Enterprise Partnership II......................     114,286       320,000
   Gregorio Reyes and Vanessa F. Reyes, Trustees of
    the Gregorio Reyes and Vanessa F. Reyes Trust,
    UDT dtd April 22, 1983, as amended.............       7,142        19,996

   Accel V, L.P., Accel Internet/Strategic Technology Fund L.P., Accel Keiretsu V L.P., Accel Investors "96 L.P. and Ellmore C. Patterson Partners are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P. are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. JAFCO Co., Ltd., JAFCO G-7A Investment Enterprise Partnership, JAFCO G-7B Investment Enterprise Partnership and U.S. Information Technology Investment Enterprise Partnership II are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Mr. Reyes is a director of GoDigital.

Series E Preferred Stock

   On July 30, 1999, we sold 530,000 shares of our Series E Preferred Stock at a price of $12.50 per share and on August 12, 1999 we sold 77,920 shares of our Series E Preferred Stock at a price of $12.50 per share. The purchasers of the Series E Preferred Stock included, among others:

                                                                  As Converted
                                                     Shares of     Shares of
                      Purchaser                    Series E Stock Common Stock
                      ---------                    -------------- ------------
   Accel V, L.P. .................................    157,815       315,630
   Accel Keiretsu V L.P. .........................      3,133         6,266
   Accel Internet/Strategic Technology Fund
    L.P. .........................................     21,146        42,292
   Accel Investors "96 L.P. ......................      9,398        18,796
   Ellmore C. Patterson Partners..................      4,308         8,616
   Menlo Ventures VI, L.P. .......................    192,906       385,812
   Menlo Entrepreneurs Fund VI, L.P. .............      2,894         5,788
   JAFCO Co., Ltd. ...............................     15,520        31,040
   U.S. Information Technology Investment
    Enterprise Partnership II.....................     62,400       124,800
   Gregorio Reyes and Vanessa F. Reyes............      3,600         7,200

   Accel V, L.P., Accel Internet/Strategic Technology Fund L.P., Accel Keiretsu V L.P., Accel Investors "96 L.P. and Ellmore C. Patterson Partners are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P. are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. JAFCO Co., Ltd. and U.S. Information Technology Investment Enterprise Partnership II are affiliated entities and together are considered a greater than 5% stockholder of GoDigital. Mr. Reyes is a director of GoDigital.

Other Material Transactions

 Loans to Certain Executive Officers

   On July 12, 1999, we loaned $225,000 secured by a pledge agreement to T. Olin Nichols, our Vice President, Finance, Chief Financial Officer and Secretary, in connection with his purchase of 300,000 shares of our common stock for $0.75 per share. This loan is evidenced by a note that accrues interest at the rate of 5.82% per annum, compounded annually, and is due on the earlier of July 12, 2004, or ninety (90) days following the date upon which Mr. Nichols' employment with us terminates.

   On September 1, 1999, we loaned $1,950,000 secured by a pledge agreement to Dennis Haar, our President and Chief Executive Officer, in connection with his purchase of 1,300,000 shares of our common stock for $1.50 per share. This loan is evidenced by a note that accrues interest at the rate of 5.98% per annum, compounded annually, and is due on the earlier of September 1, 2004, or ninety
(90) days following the date upon which Mr. Haar's employment with us terminates.

 Settlement Agreement and Mutual Release with Jack Byers

   On January 29, 1999, Jack Byers resigned from his position as our Vice President, Operations and Chief Financial Officer. We entered into a settlement and mutual release agreement with Mr. Byers pursuant to which Mr. Byers will continue to receive an amount equal to his monthly salary to be paid bi-weekly through January 28, 2000. In addition, we allowed our right to repurchase Mr. Byers' unvested shares to lapse. Mr. Byers is not entitled to any other employee benefits other than standard COBRA benefits applicable to former employees.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of November 1, 1999 and as adjusted to reflect the sale of common stock offered hereby by the following:

  . each person known by us to own beneficially more than 5% of our common stock;

  . each of our President and Chief Executive Officer and each of our officers whose compensation exceeded $100,000 during our fiscal year ended March 31, 1999;

  . each of our directors; and

  . all directors and executive officers as a group.

   Unless otherwise indicated, the address of each listed stockholder is c/o GoDigital Networks Corporation, 41652 Boscell Road, Fremont, California 94538. The number and percentage of shares beneficially owned are based on 20,518,574 shares of our common stock outstanding as of November 1, 1999, assuming that all outstanding preferred stock has been converted into common stock and shares of common stock outstanding after the completion of this offering, assuming the Underwriters' over-allotment option to purchase shares of common stock is not exercised. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, on the information furnished by such owners, have sole voting power and investment power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percent ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after November 1, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percent ownership of any other person. Entries denoted by an asterisk represent an amount less than 1%.

                                                                        Percent
                                 Shares Beneficially Owned           Beneficially
                                     Prior to Offering                   Owned
                          ---------------------------------------- -----------------
                               Number Of
                           Shares Beneficially   Shares Issuable
                          Owned (Including the Pursuant to Options
                            Number of Shares   Exercisable within
Name or Group of                Shown in       60 Days of November Prior To  After
Beneficial Owners          the Second Column)        1, 1999       Offering Offering
- -----------------         -------------------- ------------------- -------- --------
Named Executive Officers
 and Directors
Frank I. Akers(1).......        1,500,000            100,000          7.3%        %
Dennis Haar(2)..........        1,300,000                --           6.3
Farzin Hatami(3)........          382,500                --           1.9
Paul H. Scherf, Jr.(4)..          250,000            171,000          1.2
Doug Carlisle(5)........        6,041,252                --          29.4
Jim Flach(6)............        5,349,630                --          26.1
Gregorio Reyes(7).......          272,196                --           1.3
All directors and
 officers as a group
 (9 persons)(8).........       15,595,586            471,000         75.1

5% Stockholders
Accel Partners(9).......        5,349,630                --          26.1
 428 University Avenue
 Palo Alto, CA 94301
Menlo Ventures(10)......        6,041,252                --          29.4
 3000 Sand Hill Road,
  Building Four, Suite
  100
 Menlo Park, CA 94025
JAFCO America Ventures,
 Inc.(11)...............        2,217,888                --          10.8
 505 Hamilton Avenue,
  Suite 310
 Palo Alto, CA 94301
Jack Byers(12)..........        1,500,000                --           7.3%        %
 1897 Crestline Road
 Pleasanton, CA 94566

- -----------------------

 (1) Includes 62,502 shares which are subject to a right of repurchase in favor of GoDigital which lapses over time. Also includes an aggregate of 100,000 shares held in trust for Mr. Akers' minor children as follows: 50,000 shares held by Kimberly D. Akers, Trustee of The Blair Elizabeth Akers Trust UTA dated July 12, 1999 and 50,000 shares held by Kimberly D. Akers, Trustee of The John Francis Akers Trust UTA dated July 12, 1999.

 (2) Includes 1,300,000 shares which are subject to a right of repurchase in favor of GoDigital which lapses over time.

 (3) Includes 278,906 shares which are subject to a right of repurchase in favor of GoDigital which lapses over time.

 (4) Includes 13,300 shares held by Victoria R. Sanders. Also includes 4,000 shares which are subject to a right of repurchase in favor of GoDigital which lapses over time.

 (5) Mr. Carlisle is a general partner of Menlo Ventures and is a director of GoDigital. Includes 5,951,974 shares held by Menlo Ventures VI, L.P. and 89,278 shares held by Menlo Entrepreneurs Fund VI, L.P. Mr. Carlisle disclaims beneficial ownership of shares held by these entities, except to the extent of his proportional interest arising from his partnership interest therein.

 (6) Mr. Flach is a general partner of Accel Partners and is a director of GoDigital. Includes 256,780 shares held by Accel Investors "96 L.P., 577,760 shares held by Accel Internet/Strategic Technology Fund L.P., 85,594 shares held by Accel Keiretsu V, L.P., 4,311,808 shares held by Accel V, L.P., and 117,688 shares held by Ellmore C. Patterson Partners. Mr. Flach disclaims beneficial ownership of shares held by these entities, except to the extent of his proportional interest arising from his partnership interest therein.

 (7) Mr. Reyes is a director of GoDigital. Includes 94,996 shares held by Gregorio Reyes and Vanessa F. Reyes, Trustees of the Gregorio Reyes and Vanessa F. Reyes Trust, UDT dtd April 22, 1983, as amended, and 7,200 shares held by Gregorio Reyes and Vanessa F. Reyes. Also includes 55,000 shares which are subject to a right of repurchase in favor of GoDigital which lapses over time.

 (8) Includes shares described in footnotes (1) through (8) that are beneficially owned by the directors and officers as a group and includes 2,062,910 shares subject to our right of repurchase as of November 1, 1999.

 (9) Represents 256,780 shares held by Accel Investors "96 L.P., 577,760 shares held by Accel Internet/Strategic Technology Fund L.P., 85,594 shares held by Accel Keiretsu V L.P., 4,311,808 shares held by Accel V L.P., and 117,688 shares held by Ellmore C. Patterson Partners. Mr. Flach is a partner of Accel Partners and has dispositive and voting power for these shares.

(10) Represents 5,951,974 shares held by Menlo Ventures VI, L.P. and 89,278 shares held by Menlo Entrepreneurs Fund VI, L.P. Mr. Carlisle is a partner of Menlo Ventures and has dispositive and voting power for these shares.

(11) Represents 66,482 shares held by Japan Associated Finance Co., Ltd., 47,038 shares held by JAFCO Co., Ltd., 40,984 shares held by JAFCO G-6A Investment Enterprise Partnership, 40,984 shares held by JAFCO G-6B Investment Enterprise Partnership, 87,552 shares held by JAFCO G-7A Investment Enterprise Partnership, 87,552 shares held by JAFCO G-7B Investment Enterprise Partnership, 27,320 shares held by JAFCO J-S3 Investment Enterprise Partnership, 45,536 shares held by JAFCO R-3 Investment Enterprise Partnership, and 1,774,440 shares held by U.S. Information Technology Investment Enterprise Partnership II.

(12) Includes 62,502 shares which are subject to a right of repurchase in favor of GoDigital which lapses over time.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the completion of this offering, we will be authorized to issue 101,000,000 shares, $0.001 par value per share, to be divided into two classes to be designated common stock and preferred stock. Of the shares authorized, 100,000,000 shares shall be designated as common stock and 1,000,000 shares shall be designated as preferred stock. The following description of our capital stock is only a summary. You should refer to our restated certificate of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   As of September 30, 1999, and assuming the conversion of all outstanding shares of preferred stock into common stock, there were 20,499,574 shares of common stock outstanding which were held of record by approximately 80
stockholders. There will be    shares of common stock outstanding (assuming no
exercise of the underwriters' over-allotment option and no exercise of
outstanding options after           , 1999) after giving effect to the sale of
our common stock in this offering. In addition to 2,150,600 shares issuable
upon exercise of outstanding options and            shares available for
issuance under our 1996 Stock Plan, as amended, there are an aggregate of 2,000,000 shares reserved for issuance under our 1999 Employee Stock Purchase Plan. See "Management--Stock Plans" for a description of our stock plans.

   The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Our restated certificate of incorporation to be filed concurrently with completion of this offering, does not provide for cumulative voting in the election of directors. Our restated bylaws limit the ability of the stockholders to call a special meeting and eliminate the ability of the stockholders to act by written consent. Our bylaws provide for a classified board of directors each of whose terms will then expire at the third annual meeting following election. This provision of our bylaws may have the effect of delaying, deferring or preventing a change of control of our company. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

Preferred Stock

   Our certificate of incorporation filed in connection with this offering provides that our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series. The rights, preferences and privileges of each series of preferred stock may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of any preferred stock that may be issued. However, the effects might include, among other things: (1) restricting dividends on the common stock, (2) diluting the voting power of the common stock, (3) impairing the liquidation rights of the common stock and (4) delaying or preventing a change in our control without further action by the stockholders. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

   Pursuant to a shareholders rights agreement we entered into with holders of shares of our preferred stock (14,469,482 shares of common stock assuming conversion of all outstanding shares of preferred stock), the holders of these shares are entitled to certain registration rights and information rights as set forth in the agreement. The registration rights agreement provides that if we propose to register any securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, they are entitled to notice of the registration and are entitled to include shares of their common stock in the registration. This right is subject to conditions and limitations, including the right of the underwriters in an offering to limit the number of shares included in the registration. The holders of these shares may also require us to file up to two registration statements under the Securities Act at our expense with respect to their shares of common stock. We are required to use our best efforts to effect this registration, subject to conditions and limitations. Furthermore, the holders of these shares may require us to file additional registration statements on Form S-3, subject to conditions and limitations. These rights terminate on the earlier of five years after the completion of this offering, the date on which all securities subject registration rights have been sold, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

   Certain provisions of Delaware law and our restated certificate of incorporation and bylaws could make more difficult the acquisition of GoDigital by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

   Our restated bylaws limit the ability of the stockholders to call a special meeting and eliminate the ability of the stockholders to act by written consent. The certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of our outstanding common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe.

Nasdaq Stock Market National Market Listing

   We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "GDNT."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of such sales occurring could adversely affect market prices for our common stock or could impair our ability to raise capital through an offering of equity securities. Furthermore, since no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have     shares of common stock
outstanding (assuming conversion of all of the currently outstanding shares of preferred stock) based on shares outstanding as of September 30, 1999 and assuming no exercise of the underwriters' over-allotment option and no exercise
of outstanding options. All of the    shares sold in this offering will be
freely transferable without restriction under the Securities Act. However, the sale of any of these shares if purchased by "affiliates" as that term is defined in Rule 144 are subject to certain limitations and restrictions that are described below.

   The remaining            shares of common stock held by existing
stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares are "restricted shares" as that term is defined in Rule 144 and therefore may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. In addition, our directors and officers as well as other stockholders and optionholders have entered into "lock-up agreements" with the underwriters. These lock-up agreements provide that, except under limited exceptions, the stockholder may not offer, sell, contract to sell or otherwise dispose of any of our common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock for a period of 180 days after the date of this prospectus. Credit Suisse First Boston Corporation, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Accordingly, of the
remaining            shares,            shares will become eligible for sale
180 days after the effective date subject to Rules 144 and 701.

   As of September 30, 1999, there were a total of 2,150,600 shares of common stock subject to outstanding options under our 1996 Stock Plan, 315,610 of which were vested, and all of which are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1996 Stock Plan and our 1999 Employee Stock Purchase Plan. On the date 180 days after the effective date of the offering, the date that the lock-up agreements
expire, a total of           shares of our common stock subject to outstanding
options or subject to repurchase will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our 1996 Stock Plan and our 1999 Employee Stock Purchase Plan generally would be available for resale in the public market.

 Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  .  1% of the number of shares of common stock then outstanding, which will
     equal approximately            shares immediately after this offering;
     or

  . the average weekly trading volume of the common stock on the Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

 Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

 Rule 701

   In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

   The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated       , 2000 we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, BancBoston Robertson Stephens Inc., and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   Credit Suisse First Boston Corporation.............................
   BancBoston Robertson Stephens Inc..................................
   U.S. Bancorp Piper Jaffray Inc.....................................
                                                                          ---
     Total............................................................
                                                                          ===

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to     additional shares at the initial public offering price
less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $    per share. The
underwriters and selling group members may allow a discount of $    per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                       Per Share                       Total
                             ----------------------------- -----------------------------
                                Without          With         Without          With
                             Over-allotment Over-allotment Over-allotment Over-allotment
                             -------------- -------------- -------------- --------------
   Underwriting Discounts
    and Commissions paid by
    us.....................       $              $              $              $
   Expenses payable by us..       $              $              $              $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We and our executive officers, directors and certain other of our security holders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering
price up to     shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "GDNT."

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include:

  . the information in this prospectus and otherwise available to the underwriters;

  .  the history and the prospects for the industry in which we will compete;

  .  the ability of our management;

  .  the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering;

  . and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.

   The representatives may engage in, as defined below, over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934:

  . over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action of Ontario Purchasers

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Legal matters will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California. As of the date of this prospectus, WS Investment Company 96A, WS Investment Company 96B, WS Investment Company 97B and WS Investment Company 98B, each an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 79,550 shares of GoDigital Networks Corporation preferred stock.

                                    EXPERTS

   The financial statements of GoDigital Networks Corporation as of March 31, 1999 and for each of the three years in the period ended March 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of FDS Business as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

               WHERE YOU MAY FIND ADDITIONAL INFORMATION ABOUT US

   We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits and schedules that are part of the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and to the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. You may obtain further information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         GODIGITAL NETWORKS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Stockholders' Equity ........................................ F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7
                 PRO FORMA COMBINED FINANCIAL INFORMATION


Pro Forma Combined Financial Information................................... F-21
                               FDS BUSINESS
Report of Independent Accountants.......................................... F-25
Statements of Operations................................................... F-26
Statements of Financial Position........................................... F-27
Notes to Financial Statements.............................................. F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of GoDigital Networks Corporation

   The reincorporation and two-for-one stock split described in Note 1 to the financial statements has not been consummated as of November 17, 1999. When it has been consummated, we will be in a position to issue the following report:

     "In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of GoDigital Networks Corporation at March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

  PricewaterhouseCoopers LLP
  San Jose, California
  June 18, 1999, except as to Note 8,
  which is as of August 5, 1999

                         GODIGITAL NETWORKS CORPORATION

                                 BALANCE SHEETS
                (in thousands, except share and per share data)

                                                                     Pro Forma
                                                                   Stockholders'
                                     March 31,                       Equity at
                                  -----------------  September 30, September 30,
                                   1998      1999        1999          1999
                                  -------  --------  ------------- -------------
                                                      (unaudited)   (unaudited)
             ASSETS
CURRENT ASSETS:
 Cash and cash equivalents......  $ 3,578  $  2,595    $  2,668
 Accounts receivable, net of
  allowance for doubtful
  accounts of $0, $50 and $100
  (unaudited)...................      --      1,878       3,767
 Inventories....................      947     2,517       5,801
 Other current assets...........      137       128         140
                                  -------  --------    --------
 Total current assets...........    4,662     7,118      12,376
 Property and equipment, net....    1,038     1,222       2,283
 Other assets...................       72        22         100
 Intangible assets..............      --        --        4,421
                                  -------  --------    --------
 Total assets...................  $ 5,772  $  8,362    $ 19,180
                                  =======  ========    ========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
CURRENT LIABILITIES:
 Borrowings, current portion....  $    79  $    480    $    480
 Capital lease obligations,
  current portion...............      255       326         307
 Accounts payable...............      203       714       2,921
 Accrued expenses...............      210       863       4,286
 Deferred revenue...............      --        380       1,000
                                  -------  --------    --------
Total current liabilities.......      747     2,763       8,994
Borrowings, less current
 portion........................      159       325         208
Capital lease obligations, less
 current portion................      408        99         --
                                  -------  --------    --------
Total liabilities...............    1,314     3,187       9,202
                                  -------  --------    --------
Commitments and contingencies
 (Note 7)
STOCKHOLDERS' EQUITY:
 Series A Convertible Preferred
  Stock: $0.001 par value,
  2,678,500 shares authorized,
  issued and outstanding; none
  issued and outstanding pro
  forma (Liquidation value
  $2,678).......................        3         3           3      $    --
 Series B Convertible Preferred
  Stock: $0.001 par value,
  1,339,250 shares authorized,
  issued and outstanding; none
  issued and outstanding pro
  forma (Liquidation value
  $2,678).......................        1         1           1           --
 Series C Convertible Preferred
  Stock: $0.001 par value,
  1,992,476 shares authorized
  issued and outstanding; none
  issued and outstanding pro
  forma (Liquidation value
  $7,193).......................        2         2           2           --
 Series D Convertible Preferred
  Stock: $0.001 par value, none
  700,000, and 440,717
  (unaudited) shares authorized
  at March 31, 1998, 1999 and
  September 30, 1999,
  respectively; none, none and
  440,717 issued and outstanding
  at March 31, 1998, 1999 and
  September 30, 1999,
  respectively; none issued and
  outstanding pro forma
  (Liquidation value $4,900)....      --          1           1           --
 Series E Convertible Preferred
  Stock: $0.001 par value,
  920,000 shares authorized;
  none, none and 607,920
  (unaudited) shares issued and
  outstanding at March 31, 1998,
  1999 and September 30, 1999,
  respectively; none issued and
  outstanding pro forma
  (Liquidation value $7,599)....      --        --            1           --
 Common Stock, $0.001 par value,
  40,000,000 shares authorized;
  3,473,750, 3,458,666 and
  6,029,292 (unaudited) shares
  issued and outstanding at
  March 31, 1998, 1999 and
  September 30, 1999,
  respectively; 20,499,574
  (unaudited) shares issued and
  outstanding pro forma.........        3         3           6            20
 Additional paid-in capital.....   12,536    18,988      41,251        41,245
 Notes receivable from
  stockholders..................      --        --       (2,325)       (2,325)
 Deferred stock compensation....      --     (2,125)    (12,655)      (12,655)
 Accumulated deficit............   (8,087)  (11,698)    (16,307)      (16,307)
                                  -------  --------    --------      --------
 Total stockholders' equity.....    4,458     5,175       9,978      $  9,978
                                  -------  --------    --------      ========
 Total liabilities and
  stockholders' equity..........  $ 5,772  $  8,362    $ 19,180
                                  =======  ========    ========

   The accompanying notes are an integral part of these financial statements.

                         GODIGITAL NETWORKS CORPORATION

                            STATEMENTS OF OPERATIONS
                (in thousands, except share and per share data)

                                                             Six Months Ended
                              Year Ended March 31,            September 30,
                          ------------------------------  ----------------------
                           1997      1998        1999        1998        1999
                          -------  ---------  ----------  ----------- ----------
                                                          (unaudited) (unaudited)
Net revenues............  $   --   $     --   $    8,768   $   1,050  $   11,738
Cost of revenues........      --         --        5,085       1,269       8,618
                          -------  ---------  ----------   ---------  ----------
Gross margin............      --         --        3,683        (219)      3,120
                          -------  ---------  ----------   ---------  ----------
Operating expenses:
  Research and
   development..........    2,395      3,398       2,785       1,391       2,188
  Sales and marketing...      242      1,213       2,213         936       1,986
  General and
   administrative.......      375        615         976         323       1,296
  Write-off of in-
   process research and
   development..........      --         --          --          --          638
  Stock compensation....      --         --        1,255         --        1,607
                          -------  ---------  ----------   ---------  ----------
    Total operating
     expenses...........    3,012      5,226       7,229       2,650       7,715
                          -------  ---------  ----------   ---------  ----------
Loss from operations....   (3,012)    (5,226)     (3,546)     (2,869)     (4,595)
Interest income.........       94        220          75          51          45
Interest expense........      (35)      (128)       (140)        (70)        (59)
                          -------  ---------  ----------   ---------  ----------
Net loss................  $(2,953) $  (5,134) $   (3,611)  $  (2,888) $   (4,609)
                          =======  =========  ==========   =========  ==========
Basic net loss per
 share..................  $ (5.17) $   (3.60) $    (1.52)  $   (1.40) $    (1.40)
                          =======  =========  ==========   =========  ==========
Diluted net loss per
 share..................  $ (5.17) $   (3.60) $    (1.52)  $   (1.40) $    (1.40)
                          =======  =========  ==========   =========  ==========
Basic weighted average
 shares outstanding.....  571,710  1,427,150   2,376,984   2,069,674   3,292,200
                          =======  =========  ==========   =========  ==========
Diluted weighted average
 shares outstanding.....  571,710  1,427,150   2,376,984   2,069,674   3,292,200
                          =======  =========  ==========   =========  ==========
Pro forma basic and
 diluted net loss per
 share (unaudited)......                      $    (0.24)             $    (0.27)
                                              ==========              ==========
Pro forma basic and
 diluted weighted
 average shares
 outstanding
 (unaudited)............                      15,027,502              16,922,976
                                              ==========              ==========

   The accompanying notes are an integral part of these financial statements.

                        GODIGITAL NETWORKS CORPORATION

                       STATEMENT OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                          Convertible                                    Notes
                        Preferred Stock    Common Stock    Additional  Receivable    Deferred                   Total
                        ---------------- -----------------  Paid-In       from        Stock     Accumulated Stockholders'
                         Shares   Amount  Shares    Amount  Capital   Stockholders Compensation   Deficit      Equity
                        --------- ------ ---------  ------ ---------- ------------ ------------ ----------- -------------
BALANCE AT MARCH 31,
1996..................        --   --    3,240,000   $ 3    $    12         --            --          --       $    15
 Issuance of
 restricted Common
 Stock................        --   --      234,000    --        --          --            --          --           --
 Issuance of Series A
 Convertible Preferred
 Stock, net...........  2,678,500  $ 2         --     --      2,676         --            --          --         2,678
 Issuance of Series B
 Convertible Preferred
 Stock, net...........  1,339,250    2         --     --      2,676         --            --          --         2,678
 Net loss.............        --   --          --     --        --          --            --     $ (2,953)      (2,953)
                        ---------  ---   ---------   ---    -------     -------      --------    --------      -------
BALANCE AT MARCH 31,
1997..................  4,017,750    4   3,474,000     3      5,364         --            --       (2,953)       2,418
 Issuance of Series C
 Convertible Preferred
 Stock, net...........  1,992,476    2         --     --      7,170         --            --          --         7,172
 Exercise of Common
 Stock options........        --   --       22,000    --          3         --            --          --             3
 Issuance of
 restricted Common
 Stock................        --   --       24,000    --          2         --            --          --             2
 Repurchase of Common
 Stock................        --   --      (46,250)   --         (3)        --            --          --            (3)
 Net loss.............        --   --          --     --        --          --            --       (5,134)      (5,134)
                        ---------  ---   ---------   ---    -------     -------      --------    --------      -------
BALANCE AT MARCH 31,
1998..................  6,010,226    6   3,473,750     3     12,536         --            --       (8,087)       4,458
 Issuance of Series D
 Convertible Preferred
 Stock, net...........    440,717    1         --     --      3,071         --            --          --         3,072
 Exercise of Common
 Stock options........        --   --       13,666    --          3         --            --          --             3
 Repurchase of Common
 Stock................        --   --      (28,750)   --         (2)        --            --          --            (2)
 Deferred stock
 compensation.........        --   --          --     --      2,350         --       $ (2,350)        --           --
 Stock compensation...        --   --          --     --      1,030         --            --          --         1,030
 Amortization of stock
 compensation.........        --   --          --     --        --          --            225         --           225
 Net loss.............        --   --          --     --        --          --            --       (3,611)      (3,611)
                        ---------  ---   ---------   ---    -------     -------      --------    --------      -------
BALANCE AT MARCH 31,
1999..................  6,450,943    7   3,458,666     3     18,988         --         (2,125)    (11,698)       5,175
 Issuance of Series E
 Convertible Preferred
 Stock, net
 (unaudited)..........    607,920    1         --     --      7,572         --            --          --         7,573
 Exercise of Common
 Stock options
 (unaudited)..........        --   --    2,564,626     3      2,554     $(2,325)          --          --           232
 Issuance of common
 stock for services
 (unaudited)..........        --   --        6,000   --          57         --            --          --            57
 Deferred stock
 compensation
 (unaudited)..........        --   --          --     --     12,080         --        (12,080)        --           --
 Amortization of
 deferred stock
 compensation
 (unaudited)..........        --   --          --     --        --          --          1,550         --         1,550
 Net loss
 (unaudited)..........        --   --          --     --        --          --            --       (4,609)      (4,609)
                        ---------  ---   ---------   ---    -------     -------      --------    --------      -------
BALANCE AT SEPTEMBER
30, 1999 (unaudited)..  7,058,863  $ 8   6,029,292   $ 6    $41,251     $(2,325)     $(12,655)   $(16,307)     $ 9,978
                        =========  ===   =========   ===    =======     =======      ========    ========      =======

       The accompanying notes are an integral part of these statements.

                         GODIGITAL NETWORKS CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                            Six Months Ended
                               Year Ended March 31,           September 30,
                              -------------------------  -----------------------
                               1997     1998     1999       1998        1999
                              -------  -------  -------  ----------- -----------
                                                         (unaudited) (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss...................  $(2,953) $(5,134) $(3,611)   $(2,888)    $(4,609)
 Adjustments to reconcile
  net loss to net cash used
  in operating activities:
  Depreciation and
   amortization.............       73      239      408        182         299
  Stock compensation........      --       --     1,255        --        1,607
  Amortization of intangible
   assets...................      --       --       --         --          219
  Write-off of in-process
   research and
   development..............      --       --       --         --          638
  Changes in assets and
   liabilities:
  Accounts receivable.......      --       --    (1,878)      (670)     (1,889)
  Inventories...............     (363)    (584)  (1,570)      (884)     (3,284)
  Other current assets......      (20)    (117)       9         46         (12)
  Accounts payable..........       57      146      511        294       2,207
  Accrued expenses..........       85      125      653        310       3,223
  Deferred revenue..........      --       --       380        --          620
                              -------  -------  -------    -------     -------
   Net cash used in
    operating activities....   (3,121)  (5,325)  (3,843)    (3,610)       (981)
                              -------  -------  -------    -------     -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Acquisition of property and
  equipment.................     (135)    (288)    (575)      (272)       (838)
 Other assets...............      (31)     (41)      50        --          (78)
 Acquisition of certain
  assets from E/O Networks
  Inc.......................      --       --       --         --       (5,600)
                              -------  -------  -------    -------     -------
   Net cash used in
    investing activities....     (166)    (329)    (525)      (272)     (6,516)
                              -------  -------  -------    -------     -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Principal payments on
  capital lease
  obligations...............      (48)    (216)    (255)      (121)       (118)
 Borrowings under bank line
  of credit.................      --       --       250        500         --
 Borrowing/(repayment) under
  equipment line of credit
  agreement.................      --       238      317        307        (117)
 Proceeds from issuance of
  Convertible Preferred
  Stock.....................    5,356    7,172    3,072      2,000       7,573
 Proceeds from issuance of
  Common Stock..............      --         2        1        --          232
                              -------  -------  -------    -------     -------
   Net cash provided by
    financing activities....    5,308    7,196    3,385      2,686       7,570
                              -------  -------  -------    -------     -------
Net increase (decrease) in
 cash and cash equivalents..    2,021    1,542     (983)    (1,196)         73
Cash and cash equivalents at
 beginning of period........       15    2,036    3,578      3,578       2,595
                              -------  -------  -------    -------     -------
Cash and cash equivalents at
 end of period..............  $ 2,036  $ 3,578  $ 2,595    $ 2,382     $ 2,668
                              =======  =======  =======    =======     =======
DISCLOSURE OF NON-CASH
 TRANSACTIONS:
 Property purchased under
  capital lease agreements..  $   772  $   --   $    17    $   --      $   --
                              =======  =======  =======    =======     =======
 Issuance of common stock in
  exchange for promissory
  notes.....................  $   --   $   --   $   --     $   --      $ 2,398
                              =======  =======  =======    =======     =======
 Liabilities assumed upon
  acquisition (Note 8)......  $   --   $   --   $   --     $   --      $   200
                              =======  =======  =======    =======     =======
 Issuance of Series D
  Convertible Preferred
  Stock in exchange for
  promissory notes..........  $   --   $   --   $   --     $ 1,000     $   --
                              =======  =======  =======    =======     =======

   The accompanying notes are an integral part of these financial statements.

                         GODIGITAL NETWORKS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   GoDigital Networks Corporation (formerly GoDigital Telecommunication, Inc.) (the "Company") was incorporated in California on February 9, 1996. The Company provides long-range DSL transmission systems that increase the bandwidth and performance of copper lines at very long distances from the central office. The Company operates in one industry segment.

Reincorporation and stock split

   On November 15, 1999, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware and a two-for-one stock split. As a result of the reincorporation, the Company is $0.001 authorized to issue 100,000,000 shares of $0.001 par value Common Stock and 1,000,000 shares of $0.001 par value Preferred Stock. The par value and shares of Common Stock in the accompanying financial statements have been retroactively adjusted to reflect the reincorporation and stock split.

Basis of presentation

   The Company's fiscal year ends on the Sunday closest to March 31. For purposes of presentation, the Company has indicated its accounting year ends on March 31 or the month-end for interim quarterly periods. Results of operations for fiscal 1998 and 1999 each include 52 weeks. Fiscal 1997 includes results of operations from February 9, 1996 (date of inception) to March 31, 1997. The results of operations from February 9, 1996 to March 31, 1996 were not material to the results of operations for the year ended March 31, 1997.

Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of A1-rated commercial paper and are stated at cost, which approximates fair value.

Revenue recognition

   Revenue from product sales to other than distributors is generally recognized at the time the product is shipped. The Company grants distributors limited rights of return on unsold inventory held by such distributors. The Company has limited control over the extent to which products sold to distributors are sold through to end users. Accordingly, the Company recognizes revenues on sales to distributors based on products sold through to end users. Recognition of the gross profit on the products held by distributors is deferred until the sale to the end user occurs, as notified by the distributor. The deferred gross profit is captioned as "deferred revenue" on the Company's balance sheet.

                         GODIGITAL NETWORKS CORPORATION

   The following table summarizes the Company's sales and accounts receivable balances with its major customers as percentages of total corresponding revenues and accounts receivable at or exceeding 10%.

                                         Sales           Accounts Receivable at
                                ------------------------ -----------------------
                                            Six Months
                                Year Ended     Ended
                                March 31,  September 30, March 31, September 30,
                                   1999        1999        1999        1999
                                ---------- ------------- --------- -------------
                                            (unaudited)             (unaudited)
Customer A.....................     90%          64%         94%         39%
Customer B.....................     --           18%         --          44%
Customer C.....................     --           --          --          12%

Warranty costs

   The Company accrues the estimated costs of warranty upon shipment of products.

Concentration of credit risk

   Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to loss by placing its cash and cash equivalents primarily in market rate accounts with high-credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in North America. The Company performs on-going credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains an allowance for doubtful accounts receivable based upon expected collectibility.

Fair value of financial instruments

   The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Property and equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which is generally three to five years. Leasehold improvements are depreciated over the shorter of their useful lives or the term of the lease.

Intangible assets

   Intangible assets comprise primarily purchased technology, goodwill, assembled workforce and customer lists. Intangible assets are amortized on a straight-line basis over the estimated lives, which generally range from two to five years. See Note 8.

Long-lived assets

   The Company periodically evaluates the recoverability of its long-lived assets based upon expected undiscounted cash flows and recognizes impairment from the carrying value of long-lived assets, if any, based on the fair value of such assets.

                         GODIGITAL NETWORKS CORPORATION

Income taxes

   The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets when it is more likely than not that they will not be realized.

Research and development

   Research and development costs are charged to operations as incurred.

Inventories

   Inventories consists of raw materials, work-in-process and finished goods and are stated at the lower of cost, determined using the first-in, first-out method, or market.

Stock-based compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") EITF 96-18 "Accounting for equity investments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services."

Comprehensive income

   Effective April 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income (loss) as compared to its reported net loss, and accordingly net loss is equal to comprehensive net loss for all periods presented.

Net loss per share

   The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of Common Stock outstanding during the period. Basic weighted average shares exclude shares of Common Stock subject to repurchase ("restricted shares"). Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of Common Stock and potential Common Stock outstanding during the period, if dilutive. Potential Common Stock includes unvested restricted shares of Common Stock and incremental shares of Common Stock issuable upon the exercise of stock options and warrants and upon conversion of Series A, B, C, D and E Convertible Preferred Stock.

                         GODIGITAL NETWORKS CORPORATION

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except share and per share data):

                                                           Six Months Ended
                             Year Ended March 31,            September 30,
                         -------------------------------  --------------------
                           1997       1998       1999       1998       1999
                         ---------  ---------  ---------  ---------  ---------
                                                              (unaudited)
Numerator:
  Net loss.............. $  (2,953) $  (5,134) $  (3,611) $  (2,888) $  (4,609)
                         =========  =========  =========  =========  =========
Denominator:
  Weighted average
   shares outstanding... 3,354,362  3,477,289  3,471,478  3,473,750  4,319,482
  Weighted average
   shares of Common
   Stock subject to
   repurchase........... 2,782,652  2,050,139  1,094,494  1,404,076  1,027,282
                         ---------  ---------  ---------  ---------  ---------
  Denominator for basic
   and diluted
   calculation..........   571,710  1,427,150  2,376,984  2,069,674  3,292,200
                         =========  =========  =========  =========  =========
Basic and diluted net
 loss per share......... $   (5.17) $   (3.60) $   (1.52) $   (1.40) $   (1.40)
                         =========  =========  =========  =========  =========

   The effects of options to purchase 504,000, 675,000, 2,191,600 and 2,150,600
(unaudited) shares of Common Stock at an average exercise price of $0.05, $0.15, $0.29 and $0.71 (unaudited) per share; and 8,035,500, 12,020,452,
13,254,442 and 14,470,282 (unaudited) common shares resulting from the potential conversion of Convertible Preferred Stock for the years ended March 31, 1997, 1998 and 1999 and the six months ended September 30, 1999, respectively, have not been included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Pro forma net loss per share (unaudited)

   Pro forma net loss per share for the year ended March 31, 1999 and the six months ended September 30, 1999 is computed using the weighted average number of shares of Common Stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, B, C, D and E Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on April 1, 1998 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic net loss per share of 12,650,518 for the year ended March 31, 1999 and 13,630,776 for the six months ended September 30, 1999.

New accounting pronouncement

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not yet determined what the effect of SFAS No. 133 will be on the operations and financial position of the Company. The Company will be required to implement SFAS No. 133 beginning in 2001.

Unaudited interim results

   The accompanying balance sheet as of September 30, 1999, the statements of operations and cash flows for the six month periods ended September 30, 1999 and 1998 and the statements of stockholders' equity for the six months ended September 30, 1999 are unaudited. In the opinion of management, these statements have

                         GODIGITAL NETWORKS CORPORATION
been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position and its results of operations and cash flows for the interim periods. The data included in notes to the financial statements for these periods is unaudited.

NOTE 2--BALANCE SHEET COMPONENTS (in thousands):

                                                   March 31,
                                                 --------------  September 30,
                                                  1998    1999       1999
                                                 ------  ------  -------------
                                                                  (unaudited)
   Inventories:
   Raw materials................................ $  913  $1,301     $ 3,803
   Work-in-process..............................     34   1,035       1,794
   Finished goods...............................    --      181         204
                                                 ------  ------     -------
                                                 $  947  $2,517     $ 5,801
                                                 ======  ======     =======
   Property and equipment, net:
   Leasehold improvements....................... $  --   $  --      $    87
   Computers and equipment......................  1,196   1,673       2,497
   Furniture and fixtures.......................     60     124         227
   Purchased software...........................     94     145         216
   Construction in progress.....................    --      --          275
                                                 ------  ------     -------
                                                  1,350   1,942       3,302
   Less: Accumulated depreciation and
    amortization................................   (312)   (720)     (1,019)
                                                 ------  ------     -------
                                                 $1,038  $1,222     $ 2,283
                                                 ======  ======     =======

   Property and equipment includes $926,000, $944,000, and $944,000 (unaudited) of assets under capital lease at March 31, 1998, 1999, and September 30, 1999, respectively. Accumulated depreciation of assets under capital lease was $258,000, $475,000, and $583,000 (unaudited) at March 31, 1998, 1999, and
September 30, 1999, respectively.

                                                         March 31,
                                                         --------- September 30,
                                                         1998 1999     1999
                                                         ---- ---- -------------
                                                                    (unaudited)
   Accrued expenses:
   Accrued compensation................................. $130 $332    $  488
   Warranty reserve (Note 8)............................  --   191     3,577
   Other accruals.......................................   80  340       221
                                                         ---- ----    ------
                                                         $210 $863    $4,286
                                                         ==== ====    ======

NOTE 3--BORROWINGS:

Line of credit

   At March 31, 1999, the Company had a line of credit with a lending institution which provides for borrowings of up to $3 million secured by the Company's assets. The line of credit bears interest at the prime interest rate, plus 0.25% per annum and expired in November 1999. The interest rate in effect at March 31, 1999, and September 30, 1999 was 8.0%, and 8.5% per annum, respectively. At March 31, 1999, and September 30, 1999 (unaudited), $250,000 was outstanding under this line of credit.

                         GODIGITAL NETWORKS CORPORATION

Notes payable

   At March 31, 1999, and September 30, 1999 the Company had $555,000 and $440,000 (unaudited), respectively outstanding under an equipment line of credit agreement with a financial institution. The agreement provides for borrowings of up to $750,000, collaterized by substantially all of the Company's assets. Borrowings under the agreement are repayable in equal monthly installments over three years and bear interest at the prime rate plus 0.75% per annum (8.5% and 9.0% per annum at March 31, 1999, and September 30, 1999 (unaudited), respectively). Under the agreement, the Company is required to maintain certain financial covenants, including liquidity, working capital and other financial ratios. The Company was in compliance with such covenants at March 31, 1999. The Company was not in compliance at September 30, 1999 (unaudited) but has received a waiver of the non-compliance. The agreement expired in November 1999.

   Principal payments under this agreement are due as follows (in thousands):

     Year ended March 31,
     --------------------
     2000................................................................. $230
     2001.................................................................  230
     2002.................................................................   95
                                                                           ----
                                                                            555
     Less current portion.................................................  230
                                                                           ----
     Borrowings, less current portion..................................... $325
                                                                           ====

NOTE 4--INCOME TAXES:

   No provision for federal or state income taxes has been provided since inception as the Company has incurred net operating losses. At March 31, 1999, the Company had net operating loss carryforwards for federal and state tax reporting purposes of approximately $5.3 million available to offset future taxable income. Federal and state carryforwards expire beginning in 2012 and 2005, respectively. In addition, the Company has approximately $215,000 and $108,000 of research and development credit carryovers as of March 31, 1999 for federal and state tax reporting purposes respectively. The federal research and development credit will expire beginning in 2012. The state research and development credit can be carried forward until utilized.

   Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses that can be carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the utilization of net operating losses include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. Such a change may have occurred prior to March 31, 1999.

   Deferred tax assets, which have been fully reserved due to the uncertainty of realization, comprise the following (in thousands):

                                                                  March 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Net operating loss carryforwards........................... $ 1,582  $ 2,117
   Research and development credits...........................     211      323
   Intangible assets..........................................   1,310    1,164
   Other nondeductible reserves and accruals..................     369      842
                                                               -------  -------
     Total deferred tax assets................................   3,472    4,446
   Valuation allowance........................................  (3,472)  (4,446)
                                                               -------  -------
                                                               $   --   $   --
                                                               =======  =======

                         GODIGITAL NETWORKS CORPORATION

NOTE 5--STOCKHOLDERS' EQUITY:

Founders Stock

   At inception, the Company issued 3,120,000 shares of its Common Stock to its founders and 120,000 shares of common stock to certain initial investors at $0.0005 per share under Restricted Stock Purchase Agreements. These shares are subject to a right of repurchase at the option of the Company if the founder departs prior to vesting. This right of repurchase lapses ratably over a 48 month period. The Restricted Stock Purchase Agreement also includes provisions which accelerate vesting upon a change in control of the Company. In connection with the termination of employment of a founder, the Company accelerated the lapsing of the right of repurchase of 343,750 shares of Common Stock. The intrinsic value of these shares amounted to $1,030,000 and has been recognized as compensation expense in the year ended March 31, 1999. At March 31, 1999 and September 30, 1999, 362,500 and 145,000 (unaudited) shares, respectively, were subject to the rights of repurchase.

Convertible Preferred Stock

   The Company's certificate of incorporation, as amended, authorizes the issuance of up to 6,710,224 shares of Preferred Stock of which 2,678,500, 1,339,250, 1,992,476 and 700,000 shares are designated Series A, Series B, Series C, and Series D, respectively.

   The rights with respect to voting, dividends, liquidation and conversion of the Preferred Stock are as follows:

Voting

   Each share of Series A, B , C and D Convertible Preferred Stock has the same number of votes as the number of shares of Common Stock into which that Series of Preferred Stock is convertible. So long as 500,000 shares of Series C Preferred are outstanding, the holders of Series C Convertible Preferred, voting as a separate class, are entitled to elect one director.

Dividends

   Holders of Series A, B , C and D Convertible Preferred Stock are entitled to receive non-cumulative dividends at the annual rate of $0.05, $0.10, $0.18 and $0.35 per share, respectively, when and as declared by the Board of Directors. Such dividends are payable prior and in preference to any dividends for Common Stock declared by the Board of Directors. There have been no dividends declared to date.

Liquidation

   In the event of any liquidation or winding up of the Company, including a merger or sale of significant assets, the holders of Series A, B, C and D Convertible Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock an amount of $1.00, $2.00, $3.61 and $7.00 per share for each share of Series A, B, C and D Convertible Preferred Stock, respectively, plus all declared but unpaid dividends, if any. If assets are insufficient to permit payment in full of a particular series, then distribution would occur in proportion to the original issue price of the respective series of Preferred Stock held by such holders.

   After paying the amounts due the holders of shares of Convertible Preferred Stock, the remaining assets available for distribution shall be distributed to the holders of Common Stock.

                         GODIGITAL NETWORKS CORPORATION

Conversion

   Each share of Convertible Preferred Stock is convertible into Common Stock at the option of the holder or upon the consent of the holders of at least two-thirds of the then outstanding Convertible Preferred Stock. The number of fully paid and nonassessable shares of Common Stock into which each share of Series A, B, C and D Convertible Preferred Stock may be converted shall be determined by dividing the gross issue proceeds by the original issue price. In addition, the Series D Preferred Stock conversion price was adjusted to $2.50 per share as a result of the Company not meeting certain performance criteria specified in the agreement. At March 31, 1999, the Series A, B, C and D conversion prices were $0.50, $1.00, $1.81 and $2.50, respectively.

   Such conversion is automatic upon the effective date of a public offering of Common Stock for which the aggregate proceeds are at least $10,000,000 and the offering price per share is at least $2.00 per share for the Series A and B Preferred, $3.50 per share for the Series C and $2.50 per share for the Series D Preferred. A total of 13,254,458 shares of Common Stock have been reserved for issuance upon the conversion of Preferred Stock.

NOTE 6--EMPLOYEE BENEFIT PLANS:

Stock option plan

   In 1996, the Company's Board of Directors (the "Board") adopted the 1996 Stock Plan (the "Plan"). The Plan, as amended, provides for the granting of stock options and stock purchase rights to employees, consultants and directors. At March 31, 1999 and September 30, 1999, 2,560,000 and
6,160,000 (unaudited) shares, respectively, of Common Stock was reserved for issuance under the Plan. The Plan is administered by the Board and allows for the granting of both nonstatutory stock options ("NSOs") and incentive stock options ("ISOs"). ISOs are granted at exercise prices which are not less than 100% of the fair value on the date of grant, as determined by the Board. NSOs are granted at prices not less than 85% of the fair market value on the date of grant, as determined by the Board. The Plan provides that the options shall be exercisable over a period not to exceed ten years and shall vest over a period of four years. ISO's granted to a person owning more than 10% of the combined voting power of all classes of stock of the Company must be issued at prices not less than 110% of the fair market value of the stock on the date of grant for a term not to exceed five years. The options generally vest 25% one year after the date of grant and the remaining shares vest in equal monthly amounts over the following 36 months.

   Stock purchase rights may be granted either alone, in addition to, or in tandem with other awards granted under the Plan. Stock purchase rights are granted at prices not less than 100% of the estimated fair value of the shares on the date of grant, as determined by the Board, and must be exercised at the time of execution of the restricted stock purchase agreement. Shares purchased through the exercise of stock purchase rights are subject to repurchase by the Company, to the extent that such shares are unreleased from the Company's repurchase option, at the original purchase price paid by the purchaser in the event the purchaser's employment with the Company is terminated for any reason. Shares purchased through the exercise of stock purchase rights are released from the Company's repurchase option at a rate of 25% after the first year and in equal monthly amounts over the following 36 months. There were 24,000 stock purchase rights to purchase common stock at $0.10 per share, granted in fiscal 1998. There were no stock purchase rights granted in fiscal 1999 and 1,300,000 (unaudited) stock purchase rights to purchase Common Stock at $1.50 per share granted in the six months ended September 30, 1999. The Company repurchased 28,750 shares of Common Stock issued due to exercise of repurchase rights at $0.05 during fiscal 1999, and none (unaudited) in the six months ended September 30, 1999. Shares issued due to exercise of purchase rights subject to repurchase were 132,750, 49,000, and 1,333,000 (unaudited) at March 31, 1998,
1999 and September 30, 1999, respectively.

                         GODIGITAL NETWORKS CORPORATION

   In the six-month period ended September 30, 1999, the Company issued 1,211,500 (unaudited) shares of Common Stock upon certain employees' exercise of their stock options prior to the corresponding vesting dates. All such Common Stock are subject to the Company's repurchase, to the extent that such shares are unreleased from the Company's repurchase option, at the original purchase price paid by the purchaser in the event the purchaser's employment with Company is terminated for any reason. Shares purchased through the exercise of stock purchase rights are released from the Company's repurchase option at a rate of 25% after the first year and in equal monthly amounts over the following 36 months. The Company did not repurchase any shares issued on the early exercise stock options during the six-month period ended September 30, 1999 (unaudited). Shares issued on the early exercise of stock options subject to repurchase were 1,025,146 (unaudited), as of September 30, 1999.

                         GODIGITAL NETWORKS CORPORATION

   The following table summarizes stock option activity, including the stock purchase rights and excluding founder's stock and restricted stock issued in conjunction with early exercise of stock options, under the Plan:

                                                                   Weighted
                                        Options                    Average
                                       Available     Options    Exercise Price
                                        to Grant   Outstanding    Per Share
                                       ----------  -----------  --------------
   Authorized.........................  1,760,000         --        $ --
   Granted............................   (738,000)    738,000        0.05
   Exercised..........................        --     (234,000)       0.05
                                       ----------  ----------       -----
   Balance outstanding at March 31,
    1997..............................  1,022,000     504,000        0.05
   Granted............................   (382,000)    382,000        0.16
   Exercised..........................        --      (46,000)       0.12
   Cancelled..........................    165,000    (165,000)       0.17
   Repurchase of restricted stock.....     46,250         --         0.08
                                       ----------  ----------       -----
   Balance at March 31, 1998..........    851,250     675,000        0.15
   Authorized.........................    600,000         --          --
   Granted............................ (1,098,940)  1,098,940        0.38
   Exercised..........................        --      (13,666)       0.26
   Cancelled..........................     21,874     (21,874)       0.18
   Repurchase of restricted stock.....     28,750         --         0.05
                                       ----------  ----------       -----
   Balance at March 31, 1999..........    402,934   1,738,400        0.29
   Authorized (unaudited).............  3,800,000         --          --
   Granted (unaudited)................ (3,116,400)  3,116,400        1.33
   Exercised (unaudited)..............        --   (2,564,626)       1.00
   Cancelled (unaudited)..............    139,574    (139,574)       0.94
                                       ----------  ----------       -----
   Balance at September 30, 1999
    (unaudited).......................  1,226,108   2,150,600       $0.71
                                       ==========  ==========       =====

   The following table summarizes information about stock options outstanding and exercisable as of March 31, 1999.

                                                           Options Exercisable
       Options Outstanding at March 31, 1999                at March 31, 1999
   ----------------------------------------------------    ------------------------
                               Weighted
                                Average
                               Remaining      Weighted                   Weighted
   Range of                   Contractual     Average                    Average
   Exercise     Number of        Life         Exercise     Number of     Exercise
    Prices       Shares         (years)        Price        Shares        Price
   --------     ---------     -----------     --------     ---------     --------
    $ 0.05        480,000        7.00          $0.05         380,000      $0.05
      0.10         93,000        8.00           0.10          36,792       0.10
      0.18        924,400        9.42           0.18         796,750       0.18
      0.38        241,000        9.75           0.38          45,000       0.38
                ---------                                  ---------
                1,738,400                                  1,258,542
                =========                                  =========

Fair value disclosures

   The weighted average fair value of options granted during fiscal 1998 and 1999 under the Company's stock option plan was $0.02 and $0.03 per option, respectively. In determining the fair value of options granted, the Company used the minimum value method and assumed the following: a risk free interest rate of 6.0%, an

                         GODIGITAL NETWORKS CORPORATION
average expected option life of 4 years, and a zero dividend yield for fiscal 1998 and 1999, respectively. The difference between the net loss, as reported, and pro forma net loss determined under SFAS 123 was not material for all periods presented.

Deferred stock compensation

   In connection with certain stock option grants during the period September 1, 1998, to March 31, 1999, the Company recorded deferred stock compensation costs totaling $2,350,000 being the difference between the exercise price and the deemed fair value at the date of grant which is being recognized over the vesting period of the related options of four years. Amortization expense associated with deferred stock compensation totaled $225,000 for the year ended March 31, 1999. Future amortization of deferred compensation expense is estimated to be approximately (unaudited) $5.6 million, $5.3 million, $2.3 million, $1.0 million and $0.2 million in the years ended March 31, 2000, 2001, 2002, 2003 and 2004 respectively.

401(k) Savings plan

   The Company has a savings plan that qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (the "Plan"). Contributions made by the Company are determined annually by the Board of Directors. No contributions have been made to the Plan by the Company.

NOTE 7--COMMITMENTS AND CONTINGENCIES:

   The Company leases its office facilities and equipment under noncancelable operating and capital leases with various expiration dates through 2005. Effective June 1, 1999, the Company entered into a noncancelable operating lease for new office facilities, which expires in May 2004. Rent expense for the years ended March 31, 1998 and 1999 was $71,000, and $96,000, respectively.

   Future minimum lease payments under all noncancelable operating and capital leases at an implicit interest of 7.8% per annum, including the operating lease entered into subsequent to March 31, 1999, are as follows (in thousands):

                                                               Operating Capital
   Year Ended March 31,                                         Leases   Leases
   --------------------                                        --------- -------
   2000.......................................................  $  348    $ 372
   2001.......................................................     440       91
   2002.......................................................     457        5
   2003.......................................................     476        5
   2004.......................................................     495      --
   2005.......................................................     125      --
                                                                ------    -----
   Total minimum payments.....................................  $2,341      473
   Less: Amount representing interest.........................              (48)
                                                                          -----
   Present value of capital lease obligations.................              425
   Less: Current portion......................................             (326)
                                                                          -----
   Capital lease obligations, less current portion............            $  99
                                                                          =====

NOTE 8--SUBSEQUENT EVENTS:

Issuance of Series E preferred stock and amended articles of incorporation

   On June 25, 1999, the Company amended and restated its Articles of Incorporation to increase the total number of shares authorized for issuance to 54,741,886, of which 40,000,000 is designated for Common Stock

                         GODIGITAL NETWORKS CORPORATION
and the remaining 14,741,886 for Preferred Stock. Of the 14,741,886 shares authorized for issuance of Preferred Stock, 5,357,000, 2,678,500, 3,844,952, 881,434, and 1,840,000 shares are designated for Series A, B, C, D, and E Preferred Stock, respectively.

   In July 1999, the Company issued 607,920 shares of Series E Convertible Preferred Stock at $12.50 per share for net proceeds of approximately $7,573,000. The rights of Series E are similar to Series D except, among other differences, the holders of Series E are entitled to noncumulative dividends of $0.625 per share when and if declared and the liquidation preference is $12.50 per share. Each share of Series E Convertible Preferred Stock is convertible into Common Stock at the conversion price of $6.25 per share. Such conversion is automatic upon the effective date of public offering of Common Stock for which the aggregate proceeds are at least $10,000,000 and the offering price per share is at least $6.25 per share.

Acquisition of certain assets from E/O Networks, Inc

   In July 1999, the Company acquired certain assets and assumed certain liabilities relating to the FDS product line of E/O Networks, Inc., which developed, manufactured, and marketed a digital loop access system. E/O Networks, Inc. filed bankruptcy under Chapter 11 in April 1999. The cash purchase price of approximately $5.6 million has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The fair value of intangible assets was determined by an independent consultant using a combination of methods, including estimates based on risk-adjusted income approach for acquired research and development, completed technology, and customer list, and on the cost replacement approach for acquired work force.

   The allocation of the purchase price is summarized below:

   Developed technology............................................. $1,107,000
   Core technology..................................................  3,112,000
   In-process research and development..............................    638,000
   Customer list....................................................     94,000
   Assembled workforce..............................................     98,000
   Fixed assets.....................................................    522,000
   Goodwill.........................................................    229,000
   Assumed liabilities..............................................   (200,000)
                                                                     ----------
     Total net purchase price....................................... $5,600,000
                                                                     ==========

   The amount allocated to in-process research and development represents the purchased in-process technology for projects that, as of the date of the acquisition, had not yet reached technological feasibility and had no alternative future use. Based on preliminary assessments, the value of these projects was determined by estimating the resulting net cash flows from the sale of the products resulting from the completion of the projects, reduced by the portion of the revenue attributable to core technology and the percentage completion of the project. The resulting cash flows were then discounted back to their present value at appropriate discount rates.

   The nature of the efforts to develop the purchased in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping and testing activities that are necessary to establish that the product can be produced to meet its design specification including function, features and technical performance requirements. The resulting net cash flows from such products are based on estimates of revenue, cost of revenue, research and developments costs, sales and marketing costs, and income taxes from such projects.

                         GODIGITAL NETWORKS CORPORATION

   The amount allocated to in-process research and development was charged to the statement of operations in the period of the acquisition.

   The following unaudited pro forma financial information reflects the results of operations for the six month period ended September 30, 1998 and 1999, as if the acquisition had occurred on April 1, 1998. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on April 1, 1998, and may not be indicative of future operating results, (in thousands except share and per share amounts).

                                                                   Six Month
                                                                 Period Ended
                                                    Year ended   September 30,
                                                  March 31, 1999     1999
                                                  -------------- -------------
                                                          (unaudited)
   Pro forma financial information (unaudited)
   Net revenues..................................   $   16,780    $    14,422
                                                    ==========    ===========
   Loss from operations..........................   $  (13,210)   $    (6,416)
                                                    ==========    ===========
   Net loss......................................   $  (13,275)   $    (6,430)
                                                    ==========    ===========
   Net loss per share:
     Basic and diluted...........................   $    (5.58)   $     (1.95)
                                                    ==========    ===========
   Weighted average shares outstanding:
     Basic and diluted...........................    2,376,984      3,292,200
                                                    ==========    ===========

Update program (unaudited)

   In July 1999, the Company was informed by a customer that certain systems could experience failures during lightning storms. Although these systems were in compliance with Telcordia (Bellcore) specification, the Company found these specifications, in regard to lightning resistance, to be inadequate. The Company has redesigned these systems specifications to be better able to withstand such operating conditions. As a result, the Company voluntarily adopted a program by which certain customers may receive modified field units. The Company estimated the related expenses to be approximately $2.9 million which was charged to cost of revenues in the quarter ended September 30, 1999.

Increase of stock options available for grant (unaudited)

   In August 1999, the Company amended its 1996 Stock Plan to increase the number of shares of Common Stock reserved for issuance under the Plan to 6,160,000.

Related party transactions (unaudited)

   From July through October 1999, the Company lent an aggregate $2,475,000 evidenced by full recourse promissory notes to certain executives in conjunction with their purchases of the Company's Common Stock upon exercise of their stock options prior to vesting date (see Note 6). The notes bear interest of 5.82% through 5.98% per annum and are due at various dates from July 2004 through July 2005 or 90 days following termination of the executive's employment with the Company. The notes are collateralized by the related 2,506,500 shares of Common Stock issued, which are subject to the Company's right of repurchase. The net amount outstanding has been reflected as a separate component of stockholders' equity.

                        GO DIGITAL NETWORKS CORPORATION

Deferred stock compensation (unaudited)

   In connection with certain stock option grants during the six months ended September 30, 1999, the Company recorded deferred stock compensation cost totaling $12,080,000 which is being recognized over the vesting period of the related options of four years. Amortization expense associated with deferred stock compensation totaled $1,550,000 for the six months ended September 30, 1999.

                         GODIGITAL NETWORKS CORPORATION

                    PRO FORMA COMBINED FINANCIAL INFORMATION

Overview

 Acquisition of certain assets and assumption of certain liabilities from E/O Networks, Inc.

   The accompanying unaudited Pro Forma Combined Statements of Operations of the Company for the year ended March 31, 1999 and the six month period ended September 30, 1999 were prepared by the Company to illustrate the estimated effects of the acquisition from E/O Networks, Inc. of certain assets and assumption of certain liabilities relating to part of the FDS product line (the "FDS Business") described in the notes to the Pro Forma Combined Financial Information. A Pro Forma Combined Balance Sheet has not been presented as the acquired assets and assumed liabilities of the FDS product line are included in balance sheet of GoDigital Networks Corporation as of September 30, 1999. The Pro Forma Combined Statement of Operations gives effect to the transaction as if it had taken place on April 1, 1998.

   For the purposes of the accompanying unaudited Pro Forma Combined Statements of Operations the results of operations of the FDS Business for the year ended December 31, 1998 and six month period ended June 30, 1999 have been combined with the results of operations of GoDigital for the year ended March 31, 1999 and the six month period ended September 30, 1999, respectively.

   The Pro Forma Combined Statement of Operations do not purport to represent what the results of operations would have been had in fact the transaction occurred on such date or to project the results of operations of the Company for any future period. The Pro Forma Combined Statement of Operations of the Company should be read in together with the Financial Statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                         GODIGITAL NETWORKS CORPORATION

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                  (Unaudited)
               (in thousands, except share and per share amounts)

                                            Year Ended March 31, 1999
                                  ----------------------------------------------
                                    GoDigital      FDS      Pro Forma  Combined
                                  Networks Corp. Business  Adjustments Pro Forma
                                  -------------- --------  ----------- ---------
Net revenues....................     $ 8,768     $ 8,012     $   --    $  16,780
Cost of revenues................       5,085       7,087         542 a    12,714
                                     -------     -------     -------   ---------
  Gross margin..................       3,683         925        (542)      4,066
Operating expenses:
  Research and development......       2,785       2,164         622 b     5,571
  Sales and marketing...........       2,213       5,423                   7,636
  General and administrative....         976       1,649         189 c     2,814
  Stock compensation............       1,255         --          --        1,255
                                     -------     -------     -------   ---------
    Total operating expenses....       7,229       9,236         811      17,276
                                     -------     -------     -------   ---------
Loss from operations............      (3,546)     (8,311)     (1,353)    (13,210)
Interest and other income, net..          75         --          --           75
Interest expense................        (140)        --          --         (140)
                                     -------     -------     -------   ---------
  Net loss......................     $(3,611)    $(8,311)    $(1,353)  $ (13,275)
                                     =======     =======     =======   =========
Pro forma net loss per share:
  Basic and diluted.............                                       $   (5.58)
                                                                       =========
  Weighted average shares--basic
   and diluted..................                                       2,376,984
                                                                       =========


      See accompanying notes to Combined Pro Forma Financial Information.

                         GODIGITAL NETWORKS CORPORATION

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                  (Unaudited)
               (in thousands, except share and per share amounts)

                                    Six Month Period Ended September 30, 1999
                                  ----------------------------------------------
                                    GoDigital      FDS      Pro Forma  Combined
                                  Networks Corp. Business  Adjustments Pro Forma
                                  -------------- --------  ----------- ---------
Net revenues....................     $11,738     $ 2,684      $ --     $  14,422
Cost of revenues................       8,618       2,434        181 a     11,233
                                     -------     -------      -----    ---------
  Gross margin..................       3,120         250       (181)       3,189
Operating expenses:
  Research and development......       2,188         811        207 b      3,206
  Sales and marketing...........       1,986         932        --         2,918
  General and administrative....       1,296         490         88 c      1,874
  Write-off of in-process
   research and development.....         638         --        (638)d        --
  Stock compensation............       1,607         --         --         1,607
                                     -------     -------      -----    ---------
    Total operating expenses....       7,715       2,233       (343)       9,605
                                     -------     -------      -----    ---------
Income (loss) from operations...      (4,595)     (1,983)       162       (6,416)
Interest and other income, net..          45         --         --            45
Interest expense................         (59)        --         --           (59)
                                     -------     -------      -----    ---------
Net loss........................     $(4,609)    $(1,983)     $ 162    $  (6,430)
                                     =======     =======      =====    =========
Pro forma net loss per share:
  Basic and diluted.............                                       $   (1.95)
                                                                       =========
  Weighted average shares--basic
   and diluted..................                                       3,292,200
                                                                       =========


      See accompanying notes to Combined Pro Forma Financial Information.

                         GODIGITAL NETWORKS CORPORATION

               NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (Unaudited)

NOTE 1--BASIS OF PRESENTATION:

   Effective July 1999, the Company acquired from E/O Networks certain assets and assumed certain liabilities relating to part of the FDS product line. The FDS product line is a digital loop access system.

   The allocation of the cash purchase price is summarized below (in thousands):

   Developed technology............................................. $1,107,000
   Core technology..................................................  3,112,000
   In-process research and development..............................    638,000
   Customer list....................................................     94,000
   Workforce........................................................     98,000
   Fixed assets.....................................................    522,000
   Goodwill.........................................................    229,000
   Assumed liabilities..............................................   (200,000)
                                                                     ----------
     Total purchase price........................................... $5,600,000
                                                                     ==========

   The amount allocated to in-process research and development represents the purchased in-process technology for projects that, as of the date of the acquisition, had not yet reached technological feasibility and had no alternative future use. Based on preliminary assessments, the value of these projects was determined by estimating the resulting net cash flows from the sale of the products resulting from the completion of the projects, reduced by the portion of the revenue attributable to core technology and the percentage completion of the project. The resulting cash flows were then discounted back to their present value at appropriate discount rates.

   The nature of the efforts to develop the purchased in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping and testing activities that are necessary to establish that the product can be produced to meet its design specification including function, features and technical performance requirements. The resulting net cash flows from such products are based on estimates of revenue, cost of revenue, research and development costs, sales and marketing costs, and income taxes from such projects.

   The amounts allocated to in-process research and development was charged to the statement of operations in the period of the acquisition.

NOTE 2--PRO FORMA ADJUSTMENTS:

   (a) To reflect amortization of fixed assets and developed technology as if the acquisition had occurred on April 1, 1998.

   (b) To reflect amortization of core technology.

   (c) To reflect amortization of goodwill, workforce and customer list.

   (d) To reflect elimination of write-off of in-process research and development due to its non-recurring nature.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
GoDigital Networks Corporation

   In our opinion, the accompanying statement of financial position and the related statements of operations present fairly, in all material respects, the financial position of the FDS Business, acquired by GoDigital Networks Corporation from E/O Networks, Inc. (the "Company"), at December 31, 1997 and 1998, and the results of operations for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of GoDigital's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   The accompanying financial statements were prepared to comply with the rules and regulations of the Securities and Exchange Commission and on the basis of presentation as described in Note 1, to present the financial position and results of operations of the FDS Business acquired by GoDigital Networks Corporation from E/O Networks, Inc.

PricewaterhouseCoopers LLP
San Jose, California
November 17, 1999

                                  FDS BUSINESS

                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                 Six Month
                                             Years Ended       Period Ended
                                             December 31,        June 30,
                                           -----------------  ----------------
                                             1997     1998     1998     1999
                                           --------  -------  -------  -------
                                                                (unaudited)
   Revenues............................... $  6,500  $ 8,012  $ 3,868  $ 2,684
   Cost of revenues.......................    6,855    7,087    3,744    2,434
                                           --------  -------  -------  -------
       Gross margin.......................     (355)     925      124      250
   Expenses:
     Research and development.............    3,187    2,164    1,492      811
     Sales and marketing..................    5,053    5,423    2,664      932
     General and administrative...........    1,595    1,649      426      490
                                           --------  -------  -------  -------
       Total operating expenses...........    9,835    9,236    4,582    2,233
                                           --------  -------  -------  -------
       Net loss........................... $(10,190) $(8,311) $(4,458) $(1,983)
                                           ========  =======  =======  =======


   The accompanying notes are an integral part of these financial statements.

                                  FDS BUSINESS

                        STATEMENTS OF FINANCIAL POSITION
                                 (in thousands)

                                                     December 31,
                                                     -------------  June 30,
                                                      1997   1998     1999
                                                     ------ ------ -----------
                                                                   (unaudited)
                       ASSETS
Accounts receivable less allowance for doubtful
 accounts of $157 and $133 at December 31, 1997 and
 1998, respectively, and $420 (unaudited) at
 June 30, 1999...................................... $1,406 $1,470   $  270
Inventory...........................................    708    590      346
                                                     ------ ------   ------
  Total current assets..............................  2,114  2,060      616
Property and equipment, net.........................    613    681      633
                                                     ------ ------   ------
  Total assets...................................... $2,727 $2,741   $1,249
                                                     ====== ======   ======
       LIABILITIES AND OWNER'S NET INVESTMENT
Accrued payroll and related......................... $  670 $  509   $  526
Accrued product warranty............................    487    433      693
                                                     ------ ------   ------
  Total current liabilities.........................  1,157    942    1,219
Owner's net investment..............................  1,570  1,799       30
                                                     ------ ------   ------
  Total liabilities and owner's net investment...... $2,727 $2,741   $1,249
                                                     ====== ======   ======


   The accompanying notes are an integral part of these financial statements.

                                  FDS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION:

   Effective July 26, 1999, GoDigital Networks Corporation ("GoDigital") acquired from E/O Networks, Inc. ("E/O Networks") certain assets and assumed certain liabilities relating to part of the FDS product line (the "FDS Business"). E/O Networks had filed for bankruptcy under Chapter 11 on April 13, 1999. The FDS product line is a digital loop access system.

   Historically, financial statements were not prepared for the FDS Business. The accompanying financial statements were prepared to comply with the rules and regulations of the Securities and Exchange Commission. These statements are derived from E/O Networks historical accounting records. Throughout the period covered by the financial statements, the FDS Business was wholly-owned and operated by E/O Networks, Inc.

   Under the terms of the Acquisition Agreement, GoDigital acquired certain tangible and intangible assets relating to the FDS Business. The acquired assets excluded accounts receivable and cash. GoDigital assumed responsibility for certain FDS Business product warranty obligations under certain contracts, all other liabilities remained with E/O Networks.

   The FDS Business was not operated as a separate, discrete business of E/O Networks and accordingly all financing and treasury functions were handled at E/O Networks corporate level. Cash requirements of the business were provided entirely by E/O Networks and cash generated by the FDS Business was remitted directly to E/O Networks. Given these constraints, it is not possible to determine cash balances associated with the Business. In addition, E/O Networks was responsible for certain liabilities related to facilities, functions and services used by the FDS Business as well as other E/O Networks businesses. It is not possible to allocate these shared liabilities to the FDS Business.

   The Statement of Financial Position of the FDS Business includes all assets and liabilities that are specifically attributable to the FDS Business or can be allocated to the FDS Business and are reflective of E/O Networks historical cost information. All other unallocable assets and liabilities including cash comprise E/O Networks net investment in the FDS Business and have been disclosed in the Statement of Financial Position as Owner's Net Investment in lieu of Stockholders Equity. In addition, due to the constraints outlined above, certain supplemental cash flow information related to the FDS Business has been presented (See Note 5) in lieu of a Statement of Cash Flows.

   The Statement of Operations includes all revenues and costs directly attributable to the FDS Business, including costs for facilities, functions and services used by the FDS Business at a site shared with other E/O Networks operations. The results of operations also includes costs for certain functions and services performed by E/O Networks corporate level including officers and employees salaries, rent, depreciation, advertising, accounting and legal services which have been allocated to the FDS Business based on usage. The only costs excluded from the Statement of Operations for the FDS Business relate to direct expenses specifically attributable to other businesses of E/O Networks that were not acquired and interest expense (See Note 6).

   All of the allocations and estimates in the Financial Statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if the FDS Business had been operated as a separate entity.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates in the preparation of financial statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                  FDS BUSINESS

Concentration of credit risk

   The FDS Business provides credit in the form of trade accounts receivable to its customers. The FDS Business generally does not require collateral to support customer receivables. The FDS Business performs ongoing credit evaluations of its customers and maintains allowances which management believes are adequate for potential credit losses.

Property and equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight line method over estimated useful lives as follows:

       Computers and related equipment............................. 3 to 5 years
       Furniture and fixtures...................................... 3 to 7 years

Revenue recognition

   Revenues from product sales are generally recognized at the time of shipment to customers. Certain of the FDS Business shipments have been trial orders with rights of return. Accordingly, the Business deferred billing and recognition of revenue until written acceptance was received from the customers. The Business records estimated reserves for warranty costs at the time of shipment.

Research and development

   Research and development costs are expensed as incurred and consist primarily of salaries, travel, materials, supplies and contract services.

Stock compensation

   Effective January 1, 1996, the FDS Business adopted the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employees stock benefit plans.

Long-lived assets

   The FDS Business periodically evaluates the recoverability of its long-lived assets based upon expected undiscounted cash flows and recognizes impairment from the carrying value of long-lived assets, if any, based on the fair value of such assets.

Inventories

   Inventories consist of raw materials, work-in-process and finished goods and are stated at lower of cost, determined using the first-in, first-out method, or market.

Comprehensive income

   Effective January 1, 1998, the FDS Business adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. To date, the FDS Business has not had any transactions that are required to be reported in comprehensive income
(loss) as compared to its reported net loss, and accordingly net loss is equal to comprehensive net loss for all periods presented.

                                  FDS BUSINESS

Income taxes

   The taxable loss of the FDS Business was included in the tax return of E/O Networks. As such, separate income tax returns were not prepared or filed for the FDS Business.

   The FDS Business accounts for income taxes under the asset and liability method as if the FDS Business were a separate tax paying entity. Under the basis of presentation of these financial statements, tax due to/due from E/O Networks is indicated as a component of Owner's Net Investment.

Segment information

   In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. During each period presented, the FDS Business operated in a single business segment in the United States.

Unaudited interim results

   The accompanying statement of financial position as of June 30, 1999 and the statement of operations for the six months ended June 30, 1999 and 1998 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the FDS Business' financial position and its results of operations for the interim periods. The data included in notes to the financial statements for these periods is unaudited.

NOTE 3--RELATED PARTY TRANSACTIONS:

   The financial statements include significant transactions with E/O Networks involving transactions and services (cash management, administration, facilities, purchasing, legal and accounting) that were provided to the FDS Business. The costs of these transactions and services have been directly charged and/or allocated to the FDS Business using methods that management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs that would have been incurred if the FDS Business had been a separate entity. All operating expenses in the financial statements relate to amounts paid by E/O Networks and have been allocated to the FDS Business. In addition FDS Business employees participated in benefits plans provided by E/O Networks including 401(k) plans and stock options, the cost of which is included as part of FDS operating expenses.

NOTE 4--BALANCE SHEET COMPONENTS:

                                                     December 31,
                                                     --------------   June 30,
                                                      1997    1998      1999
                                                     ------  ------  -----------
                                                                     (unaudited)
   Inventories:
     Raw materials.................................. $  216  $  291    $  172
     Work-in-process................................    274      43         7
     Finished goods.................................    218     256       167
                                                     ------  ------    ------
                                                     $  708  $  590    $  346
                                                     ======  ======    ======
   Property and equipment, net:
     Computers and related equipment................ $  909  $1,182    $1,267
     Furniture and fixtures.........................    114     155       162
                                                     ------  ------    ------
                                                      1,023   1,337     1,429
     Less: Accumulated depreciation.................   (410)   (656)     (796)
                                                     ------  ------    ------
                                                     $  613  $  681    $  633
                                                     ======  ======    ======

                                  FDS BUSINESS

NOTE 5--SUPPLEMENTAL CASH FLOW INFORMATION:

   As described in Note 1, the Business did not have a separate cash management system and all cash payments and cash receipts were handled by E/O Networks at the corporate level. In addition, E/O Networks corporate systems are not designed to track liabilities and payments on a business specific basis. Given these constraints, the following data are presented to facilitate analysis of key components of cash flow activity.

                                    Year Ended       Six Month Period
                                   December 31,       Ended June 30,
                                 -----------------  -------------------
                                   1997     1998       1998      1999
                                 --------  -------  ----------- -------
                                                    (Unaudited) (Unaudited)
Net loss........................ $(10,190) $(8,311)   $(4,458)  $(1,983)
Depreciation....................      439      247        115       139
Change in accounts receivable...   (2,415)     (64)       (80)    1,200
Change in inventory.............    1,047      118         63       244
Change in accrued liabilities...      (22)    (215)       (95)      277
                                 --------  -------    -------   -------
Cash flow from operating
 activities, excluding E/O
 Networks financing.............  (11,141)  (8,225)    (4,455)     (123)
Investment activities
  Capital expenditures..........     (399)    (315)      (146)      (91)
                                 --------  -------    -------   -------
  Net financing received from
   E/O Networks................. $(11,540) $(8,540)   $(4,601)  $  (214)
                                 ========  =======    =======   =======

   The difference between Cash Flow from Operating Activities and Investment Activities does not necessarily represent the cash flows of the FDS Business, or the timing of such cash flows, had it operated as a separate entity. Net financing received from E/O Networks is included as an element of Owner's Net Investment.

NOTE 6--OWNER'S NET INVESTMENT:

   E/O Networks did not historically charge the FDS Business interest based on financing provided or the balance of Owner's Net Investment.

   A reconciliation of changes in Owner's Net Investment is as follows (in thousands):

Balance, December 31, 1996............................................ $    220
Net loss..............................................................  (10,190)
Net financing received from E/O Networks..............................   11,540
                                                                       --------
Balance, December 31, 1997............................................    1,570
Net loss..............................................................   (8,311)
Net financing received from E/O Networks..............................    8,540
                                                                       --------
Balance, December 31, 1998............................................    1,799
Net loss (unaudited)..................................................   (1,983)
Net financing received from E/O Networks (unaudited)..................      214
                                                                       --------
Balance, June 30, 1999 (unaudited).................................... $     30
                                                                       ========

   Average Owner's Net Investments for the year ended December 31, 1997, 1998 and the six month period ended June 30, 1999 (unaudited) amounted to $895,000, $1,685,000 and $915,000, respectively.

                                  FDS BUSINESS

NOTE 7--COMMITMENTS AND CONTINGENCIES:

   The Business does not have any material lease commitments.

   The Business is subject to various lawsuits and claims with respect to such matters as product liabilities, governmental regulations and other actions arising out of the normal course of business. While the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the financial statements of the FDS Business.

NOTE 8--SUBSEQUENT EVENTS:

   On July 26, 1999, certain assets and liabilities comprising the FDS Business were acquired by GoDigital Networks Corporation for approximately $5.6 million.

                                [GoDigital Logo]

                      Delivering Long Range Network Access

[GDSL-8 Graphic]

GDSL-8

The GDSL-8 uses DSL technology to transport eight digital access lines used for voice and CLASS services, high-speed analog modem access, and fax services as far as 25 miles from the central phone office on one copper line.

[GDSL-3i Graphic]

GDSL-3i

The GDSL-3i transports three 144 Kbps IDSL lines as far as 25 miles from the central phone office on one copper line.

[FDS FiberReach Distribution System Graphic]

FDS FiberReach Distribution System

The FDS FiberReach transports multiple IDSL lines or digital access lines, to multiple drop points along a 150 mile, 40 Mbps, fiber ring. FDS FiberReach systems can be used in combination with GDSL Systems for combined fiber/copper long range transmission applications.

                                [GoDigital Logo]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by GoDigital Networks Corporation in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

     SEC registration fee.............................................  $15,568
     NASD filing fee..................................................    6,100
     Nasdaq National Market listing fee...............................       *
     Printing and engraving costs.....................................       *
     Legal fees and expenses..........................................       *
     Accounting fees and expenses.....................................       *
     Blue Sky fees and expenses.......................................    3,000
     Transfer Agent and Registrar fees................................       *
     Miscellaneous expenses...........................................       *
                                                                        -------
       Total..........................................................  $    *
                                                                        =======

- -----------------------
* To be filed by amendment

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

   Article XI of the Registrant's Restated Certificate of Incorporation provides for the indemnification of the Registrant's directors and officers to the fullest extent permissible under Delaware law.

   The Registrant intends to enter into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Restated Certificate of Incorporation, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 15. Recent Sales of Unregistered Securities

   Since our incorporation in February 1996, we have sold and issued the following securities:

   (1) On March 1, 1996, we issued 3,120,000 shares of common stock to three founding stockholders for an aggregate consideration of $1,560.00.

   (2) On March 12, 1996, we issued 120,000 shares of common stock to a consultant for an aggregate consideration of $60.00.

   (3) On April 6, 1996, we issued 2,678,000 shares of Series A Preferred Stock to ten investors for an aggregate consideration of $2,678,500.00.

   (4) On December 11, 1996, we issued 1,339,250 shares of Series B Preferred Stock to ten investors for an aggregate consideration of $2,678,500.00.

   (5) On August 5, 1997, we issued 1,992,476 shares of Series C Preferred Stock to twelve investors for an aggregate consideration of $7,192,838.36.

   (6) On September 22, 1998, we issued 428,574 shares of Series D Preferred Stock to three investors for an aggregate consideration of $3,000,018.00, and on October 15, 1998, we issued 12,143 shares of Series D Preferred Stock to three investors for an aggregate consideration of $85,001.00.

   (7) On July 30, 1999, we issued 530,000 shares of Series E Preferred Stock to fifteen investors for an aggregate consideration of $6,625,000.00, and on August 12, 1999, we issued 77,920 shares of Series E Preferred Stock to one investor for an aggregate consideration of $974,000.00.

   (8) On September 14, 1999, we issued an aggregate of 6,000 shares of common stock to four consultants as consideration for past services rendered.

   (9) Since our incorporation, we have issued, and there remain outstanding, options to purchase an aggregate of 2,150,600 shares of common stock with exercise prices ranging from $0.18 to $4.50 per share. Since our incorporation, options to purchase 2,858,292 shares of common stock have been exercised for an aggregate consideration of $2,578,838.78.

   None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

   The issuance of securities described in Items 15(1) through (6) and (8) were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The issuance of securities described in Item 15(7) were exempt from registration under the Securities Act in reliance on Regulation D of the Securities Act as transactions by an issuer not involving a public offering. The issuance of securities described in Item 15(9) were exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

Exhibit
Number
- -------
 1.1*    Form of Underwriting Agreement

 3.1     Restated Certificate of Incorporation of the Registrant

 3.2     Bylaws of the Registrant

 4.1*    Specimen of Common Stock Certificate

 4.2     Third Amended and Restated Shareholder Rights Agreement

 5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1     Form of Indemnification Agreement between the Registrant and each of its directors and officers

10.2*+   Purchase Agreement by and between BCTel and the Registrant

10.3*    Multi-Tenant Industrial Triple Net Lease, dated as of June 1, 1999, by and between the Registrant and Catellus Development

10.4     Amended and Restated 1996 Stock Plan and forms of agreements thereunder

 Exhibit
 Number
 -------
         10.5      1999 Employee Stock Purchase Plan

         10.6      Change of Control Severance Agreement by and between the Registrant and each of its officers

         10.7           Change of Control Severance Agreement by and between Dennis Haar and the Registrant

         10.8*+     Product Purchase Agreement between GTE Communication Systems Corporation and the Registrant

         10.9*+         Agreement for Products by and between US West Communications, Inc. and E/O Networks

         10.10*+        Assignment, Assumption and Acceptance for Products by and among US West Communications,
                        Inc., E/O Networks and the Registrant

         23.1           Consent of PricewaterhouseCoopers LLP, Independent Accountants

         23.2           Consent of PricewaterhouseCoopers LLP, Independent Accountants

         23.3*          Consent of Counsel (see Exhibit 5.1)

         24.1           Power of Attorney (see page II-5 of this filing)

         27.1           Financial Data Schedules

- -----------------------
+ The Registrant will request confidential treatment with respect to certain portions of this exhibit. The omitted portions will be separately filed with the Commission.

*  To be filed by amendment

   (b) Financial Statement Schedules

     Schedule                                                               Page
     --------                                                               ----
     Schedule II--Valuation and Qualifying Accounts........................ S-1

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions referenced in Item 14 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 17 day of November, 1999.

                                          GoDigital Networks Corporation

                                                    /s/ Dennis Haar
                                          By: _________________________________
                                                        Dennis Haar,
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis Haar and T. Olin Nichols and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                   Date
             ---------                           -----                   ----

      /s/ Francis I. Akers           Chairman of the Board         November 17, 1999
____________________________________  President, Chief
          Francis I. Akers            Development Officer and
                                      Director

         /s/ Dennis Haar             President, Chief Executive    November 17, 1999
____________________________________  Officer and Director
            Dennis Haar               (Principal Executive
                                      Officer)

       /s/ T. Olin Nichols           Vice President, Finance,      November 17, 1999
____________________________________  Chief Financial Officer
          T. Olin Nichols             (Principal Financial
                                      Officer)

       /s/ Douglas Carlisle          Director                      November 17, 1999
____________________________________
          Douglas Carlisle

         /s/ James Flach             Director                      November 17, 1999
____________________________________
            James Flach

       /s/ Gregorio Reyes            Director                      November 17, 1999
____________________________________
           Gregorio Reyes

                                                                     Schedule II

                         GODIGITAL NETWORKS CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS

            FOR THE FISCAL YEARS ENDED MARCH 31, 1999, 1998 AND 1997

                                 (in thousands)

                                   Balance at                          Balance
                                   beginning    Charged    Credited    at end
           Description             of period  to expenses to expenses of period
           -----------             ---------- ----------- ----------- ---------
Allowance for doubtful accounts
 receivable:
  Fiscal year ended March 31,
   1997..........................    $  --      $  --        $--       $  --
  Fiscal year ended March 31,
   1998..........................       --         --         --          --
  Fiscal year ended March 31,
   1999..........................    $  --      $   50       $--       $   50
Allowance for excess and obsolete
 inventory:
  Fiscal year ended March 31,
   1997..........................    $  --         396        --         $396
  Fiscal year ended March 31,
   1998..........................       396        502        --          898
  Fiscal year ended March 31,
   1999..........................    $  898        465        --       $1,363
Deferred tax valuation allowance:
  Fiscal year ended March 31,
   1997..........................    $  --      $1,249       $--       $1,249
  Fiscal year ended March 31,
   1998..........................     1,249      2,223        --        3,472
  Fiscal year ended March 31,
   1999..........................    $3,472     $  974       $--       $4,446

                        REPORT OF FINANCIAL ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

   Our report on the consolidated financial statements of GoDigital Networks Corporation has been included in this Form S-1 on page F-2. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index page II-3 of this Form S-1. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly the information required to be included therein.

PricewaterhouseCoopers LLP
San Jose, California
November 17, 1999

                                 EXHIBIT INDEX

 Exhibit
 Number
 -------
  1.1*   Form of Underwriting Agreement
  3.1    Restated Certificate of Incorporation of the Registrant
  3.2    Bylaws of the Registrant
  4.1*   Specimen of Common Stock Certificate
  4.2    Third Amended and Restated Shareholder Rights Agreement
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 10.1    Form of Indemnification Agreement between the Registrant and each of its directors and officers
 10.2*+  Purchase Agreement by and between BC Tel and the Registrant
 10.3*   Multi-Tenant Industrial Triple Net Lease, dated as of June 1, 1999, by and between the Registrant and Catellus Development
 10.4    Amended and Restated 1996 Stock Plan and form of agreements thereunder
 10.5    1999 Employee Stock Purchase Plan
 10.6    Change of Control Severance Agreement by and between the Registrant and each of its officers
 10.7    Change of Control Severance Agreement by and between Dennis Haar and the Registrant
 10.8*+  Product Purchase Agreement between GTE Communication Systems
         Corporation and the Registrant
 10.9*+  Agreement for Products by and between US West Communications, Inc. and
         E/O Networks
 10.10*+ Assignment, Assumption and Acceptance of Agreement for Products by and
         among US West Communications, Inc., E/O Networks and the Registrant
 23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.3*   Consent of Counsel (see Exhibit 5.1)
 24.1    Power of Attorney (see page II-5 of this filing)
 27.1    Financial Data Schedules

- -----------------------
+ The Registrant will request confidential treatment with respect to certain portions of this exhibit. The omitted portions will be separately filed with the Commission.

*  To be filed by amendment